The Lion Electric Company
Consolidated Financial Statements
December 31, 2023 and December 31, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Directors of
The Lion Electric Company

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of The Lion Electric Company (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of earnings (loss) and comprehensive loss, changes in equity and cash flows for the years then ended and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (hereafter "IFRS Accounting Standards").

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2014.

/s/ Raymond Chabot Grant Thornton LLP

Montréal, Canada
February 28, 2024

The Lion Electric Company
Consolidated Statements of Financial Position
As at December 31, 2023 and December 31, 2022
(In US dollars)

	Notes	December 31, 2023	December 31, 2022
		$	$
ASSETS
Current
Cash		29,892,966	88,266,985
Accounts receivable	4	75,641,780	62,971,542
Inventories	5	249,606,756	167,191,935
Prepaid expenses and other current assets		1,553,276	5,067,513
Current assets		356,694,778	323,497,975
Non-current
Other non-current assets	24	6,994,815	1,073,226
Property, plant and equipment	6, 24	198,536,683	160,756,328
Right-of-use assets	7, 24	89,663,139	60,508,354
Intangible assets	8, 24	175,703,257	151,364,023
Contract asset	14, 24	13,528,646	13,211,006
Non-current assets		484,426,540	386,912,937
Total assets		841,121,318	710,410,912

LIABILITIES
Current
Trade and other payables	10	92,424,961	75,222,042
Deferred revenue and other deferred liabilities	11	18,267,139	634,971
Current portion of long-term debt and other debts	12	27,056,476	24,713
Current portion of lease liabilities	7	7,984,563	5,210,183
Current liabilities		145,733,139	81,091,909
Non-current
Long-term debt and other debts	12	197,885,889	110,648,635
Lease liabilities	7	83,972,023	58,310,032
Share warrant obligations	14	29,582,203	23,243,563
Conversion options on convertible debt instruments	13	25,034,073	—
Non-current liabilities		336,474,188	192,202,230
Total liabilities		482,207,327	273,294,139
SHAREHOLDERS’ EQUITY
Share capital	23	489,362,920	475,950,194
Contributed surplus		139,569,185	134,365,664
Deficit		(255,746,097)	(151,979,960)
Cumulative translation adjustment		(14,272,017)	(21,219,125)
Total shareholders’ equity		358,913,991	437,116,773
Total shareholders’ equity and liabilities		841,121,318	710,410,912

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Earnings (Loss) and Comprehensive Loss
For the years ended December 31, 2023 and 2022
(In US dollars)

		Year ended
	Notes	December 31, 2023	December 31, 2022

Revenue	24	253,495,601	139,914,470
Cost of sales		259,020,001	152,861,775
Gross loss		(5,524,400)	(12,947,305)

Administrative expenses		51,479,445	44,843,042
Selling expenses		19,650,125	22,973,972
Restructuring costs	17	1,426,487	—
Impairment of intangible assets and property, plant and equipment	6,8	35,998,123	—
Operating loss		(114,078,580)	(80,764,319)

Finance costs	18	17,892,444	955,422
Foreign exchange (gain) loss		(2,259,539)	1,972,679
Change in fair value of conversion options on convertible debt instruments and interest paid in kind	13	(4,982,236)	—
Change in fair value of share warrant obligations	14	(20,963,112)	(101,468,186)
Earnings (loss) before income taxes		(103,766,137)	17,775,766
Income taxes	19	—	—
Net earnings (loss)		(103,766,137)	17,775,766
Other comprehensive income (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment		6,947,108	(18,309,729)
Comprehensive loss		(96,819,029)	(533,963)

Earnings (loss) per share
Basic earnings (loss) per share	20	(0.46)	0.09
Diluted earnings (loss) per share	20	(0.46)	0.09

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Changes in Equity
For the year ended December 31, 2023 and 2022
(In US dollars, except for number of shares)

	Notes	Number of shares	Share capital	Contributed surplus	Deficit	Cumulative translation adjustment	Total equity
			$	$	$	$	$
Balance at January 1, 2023		218,079,962	475,950,194	134,365,664	(151,979,960)	(21,219,125)	437,116,773
Share-based compensation	16	—	—	5,203,521	—	—	5,203,521
Shares issued pursuant to exercise of stock options and warrants		—	33,149	—	—	—	33,149
Issuance of shares through "at-the-market" equity program	23	4,894,060	8,580,405	—	—	—	8,580,405
Issuance of shares through the December 2022 Offering	23	2,952,755	4,175,836	—	—	—	4,175,836
Issuance of shares related to closing fee of convertible debenture financing	12	258,155	623,336	—	—	—	623,336
Net loss		—	—	—	(103,766,137)	—	(103,766,137)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	6,947,108	6,947,108
Balance at December 31, 2023		226,184,932	489,362,920	139,569,185	(255,746,097)	(14,272,017)	358,913,991

Balance at January 1, 2022		190,002,712	418,709,160	122,637,796	(169,755,726)	(2,909,396)	368,681,834
Share-based compensation	16	—	—	12,349,758	—	—	12,349,758
Shares issued pursuant to exercise of stock options and warrants		45,421	625,688	(621,890)	—	—	3,798
Issuance of shares through "at-the-market" equity program		8,346,789	29,351,308	—	—	—	29,351,308
Issuance of shares through the December 2022 Offering		19,685,040	27,264,038	—	—	—	27,264,038
Net earnings		—	—	—	17,775,766	—	17,775,766
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	(18,309,729)	(18,309,729)
Balance at December 31, 2022		218,079,962	475,950,194	134,365,664	(151,979,960)	(21,219,125)	437,116,773

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Cash Flows
For the years ended December 31, 2023 and 2022
(In US Dollars)

		Year ended
	Notes	December 31, 2023	December 31, 2022

OPERATING ACTIVITIES
Net earnings (loss)		(103,766,137)	17,775,766
Non-cash items:
Depreciation and amortization	21	26,074,572	11,492,473
Write-down of inventory	5	12,022,984	478,889
Impairment of intangible assets and property, plant and equipment	6, 8	35,998,123	—
Share-based compensation	16	5,203,521	12,362,070
Accretion expense	12	5,663,365	—
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	18	—	82,850
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights	18	—	(2,130,583)
Non-cash issuance of closing fee shares through 2023 Debentures Financing	12	623,336	—
Change in fair value of conversion options on convertible debt instruments and interest paid in kind	13	(4,982,236)	—
Change in fair value of share warrant obligations	14	(20,963,112)	(101,468,186)
Unrealized foreign exchange loss (gain)		(4,106,220)	821,424
Finance costs attributable to 2023 Debenture financing		(3,829,850)	—
Net change in non-cash working capital items	21	(57,974,652)	(58,967,500)
Cash flows used in operating activities		(110,036,306)	(119,552,797)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(78,291,978)	(129,573,638)
Addition to intangible assets		(75,173,685)	(78,284,126)
Disposition of property, plant and equipment		—	24,413
Government assistance related to property, plant and equipment and intangible assets		9,452,796	3,226,696
Net proceeds from Mirabel battery building sale-leaseback	7	20,506,589	—
Cash flows used in investing activities		(123,506,278)	(204,606,655)
FINANCING ACTIVITIES
Increase in long-term debt and other debts		171,687,491	111,576,513
Repayment of long-term debt and other debts		(148,305,458)	(10,348,894)
Payment of lease liabilities	7	(6,512,231)	(4,977,183)
Proceeds from issuance of shares through "at-the-market" equity program, net of issuance costs	23	8,580,405	29,351,308
Proceeds from the issuance of warrants through the December 2022 Offering	14	2,907,226	19,913,196
Proceeds from the issuance of units through the December 2022 Offering - Common Shares, net of issuance costs	23	4,175,836	27,264,038
Proceeds from the 2023 Debentures Financing	12	142,920,845	—
Proceeds from the issuance of shares through exercise of stock options and warrants		—	23,173
Cash flows from financing activities		175,454,114	172,802,151
Effect of exchange rate changes on cash held in foreign currency		(285,549)	(2,077,744)
Net decrease in cash		(58,374,019)	(153,435,045)
Cash, beginning of year		88,266,985	241,702,030
Cash, end of year		29,892,966	88,266,985
Other information on cash flows related to operating activities:
Interest paid		11,119,136	2,386,930
Interest paid on obligations under lease liabilities		4,656,033	3,162,932

The accompanying notes are an integral part of the consolidated financial statements.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

1 - REPORTING ENTITY AND NATURE OF OPERATIONS
The principal activities of The Lion Electric Company ("Lion" or the "Company") and its subsidiaries (together referred to as the "Group") include the design, development, manufacturing and distribution of purpose-built all-electric medium and heavy-duty urban vehicles including battery systems, chassis, bus bodies and truck cabins. The Group also distributes truck and bus parts and accessories.
The Company is incorporated under the Business Corporations Act (Quebec) and is the Group’s ultimate parent company. Its registered office and principal place of business is 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada. These audited consolidated financial statements ("consolidated financial statements") are as at December 31, 2023 and December 31, 2022 and for the fiscal years ended December 31, 2023 and 2022 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity, and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol LEV.
2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and are expressed in United States ("US") dollars for reporting purposes.

These consolidated financial statements have been approved for issue by the Board of Directors on February 28, 2024.
3 - SUMMARY OF ACCOUNTING POLICIES
3.1 Overall considerations
The consolidated financial statements have been prepared using the material accounting policies and measurement bases that are in effect at December 31, 2023, as summarized below. These were used throughout all years presented in the consolidated financial statements.
3.2 Basis of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as of December 31, 2023 and 2022. All subsidiaries have a reporting date of December 31. Subsidiaries are all entities over which the Group has the power to control the financial and operating policies. The Group obtains and exercises control when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
All transactions and balances between Group companies are eliminated on consolidation, including unrealized gains and losses on transactions between Group companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.2 Basis of consolidation (continued)
Amounts reported in the consolidated financial statements of the subsidiary have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.
The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation	Ownership percentage
Lion Holding USA Inc.	Delaware	100%
The Lion Electric Co USA Inc.	Delaware	100%
Lion Electric Manufacturing USA Inc.	Delaware	100%
3.3 Foreign currency translation
Functional and presentation currency
The consolidated financial statements are presented in US dollars. The functional currency of the parent company and its subsidiaries is the Canadian dollar, except for The Lion Electric Co USA Inc. and Lion Electric Manufacturing USA Inc., whose functional currencies are the US dollar. The functional currency of the entities in the Group has remained unchanged during the reporting periods.
Foreign currency transactions and balances
Foreign currency transactions are translated into the functional currency of the respective Group entity, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in the consolidated statements of earnings (loss) and comprehensive loss.
Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.
The Group’s Canadian dollar financial statements are translated to US dollars as follows: assets and liabilities are translated at the closing rate in effect at the reporting date and income and expenses are translated at the average exchange rate for the period. The share capital account is translated at rates in effect at the time of issuance/redemptions. Exchange gains or losses resulting from the translation of the Group’s accounts into the reporting currency are reported as foreign currency translation adjustment within other comprehensive income (loss) and presented as a separate component of shareholders’ equity under cumulative translation adjustment.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.4 Revenue
The Group’s principal sources of revenue are the sale of all-electric medium and heavy-duty urban vehicles. The Group also enters into sales contracts for other products including energy infrastructure, vehicle parts, and related services.
To determine whether to recognize revenue, the Group follows a 5-step process:
–identifying the contract with a customer;
–identifying the performance obligations;
–determining the transaction price;
–allocating the transaction price to the performance obligations; and
–recognizing revenue when/as performance obligation(s) are satisfied.
The Group recognizes revenue in the amount of consideration it will receive for delivering a product or a service to a customer. Revenue is recognized at a point in time, when the Group satisfies its performance obligations by transferring control of the goods to its customers or provides the service, which generally occurs when the goods are delivered to the customers and when the customer confirms acceptance.
Control is generally transferred when the customer has the ability to direct the use and obtain substantially all of the remaining benefit, which is upon shipment, or when the product has been completed, is ready for delivery, and title has transferred to the customer.
The Group provides a warranty for its products against defects for periods varying from one year to eight years for certain components. An allowance for warranty expense is recorded when the revenue for the related product is recognized. The allowance is based upon the terms of the warranty, the Group’s historical experience and management estimates of future expenses for replacement or repairs. The corresponding expense is recorded in cost of sales.
3.5 Cost of sales and gross profit
Cost of sales includes all raw material costs, direct parts, material and labor costs, manufacturing conversion costs, including depreciation costs of manufacturing equipment such as tooling and machinery, inter-facility transportation and logistic costs, amortization of product development costs, outbound freight to customers, and reserves for estimated warranty expenses. Cost of sales also includes the cost of purchasing finished goods for resale, costs relating to purchasing, receiving and inspection activities, warehousing costs, product engineering costs, insurance related to manufacturing activities, customs and duties, adjustments to warranty expense, as well as charges to write down the carrying value of inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. Gross loss is the result of revenue less cost of sales.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.6 Administrative expenses
Administrative expenses consist of share-based compensation, as well as employee benefits for management, information technology, human resources, accounting, legal, investor relations, and other general administrative functions. Administrative expenses also include professional fees, non-manufacturing depreciation expense, and non-manufacturing related insurance costs (including director and officer insurance). Administrative expenses are recognized in the consolidated statements of earnings (loss) and comprehensive loss upon utilization of the service or at the date of their origin.
3.7 Selling expenses
Selling expenses consist of salaries and other similar expenses related to Lion’s bus and truck sales force and employee benefits costs, sales commissions, share-based compensation, business development, aftermarket sales, non-manufacturing depreciation expense, and advertising, marketing, and communications. Selling expenses are recognized in the consolidated statements of earnings (loss) and comprehensive loss upon utilization of the service or at the date of their origin.
3.8 Employee benefits
Employee benefits include wages, salaries, fringe benefits, commissions, compensated absences, and bonuses. These short-term benefits are recognized in cost of sales, administrative expenses, and selling expenses as the services are provided.
3.9 Restructuring costs
Restructuring costs include employee severance costs, employee benefits and employee transitions costs when payments are probable and amounts are reliably estimable. Other restructuring related costs are recognized as incurred.
3.10 Finance costs
Finance costs consists primarily of interest paid on Lion’s outstanding debts, legal and other costs related to long-term debts and other debts and share warrant financing activities, interest on lease liabilities, interest on convertible and non-convertible debt instruments as well as non-cash accretion on convertible and non-convertible debt instruments, long-term debts and other debts and revaluation expenses on the balance of purchase price payable related to the acquisition of dealership rights.
3.11 Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and available for use. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.12 Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, together with other short- term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. As at December 31, 2023 and 2022, the Company only held cash.
3.13 Accounts receivable
Accounts receivable include amounts due from customers in the normal course of business as well as refundable tax credits and grants under government programs. The payments are generally received within a year.
Accounts receivable are initially recognized at fair value and subsequently measured at amortized cost, less impairment. The Group maintains an allowance for expected credit loss based on collection history and customer specific credit risk in accordance with the expected credit loss model. Trade accounts receivables are presented net of an allowance for credit losses.
3.14 Inventories
Finished goods, work in process, and raw material inventories are valued at the lower of cost and net realizable value. Cost is determined using the specific identification cost method for finished goods and work in process, while the cost of raw materials is determined using the weighted average cost method. Supplier rebates are deducted to determine the cost of purchase.
The cost of inventories includes all purchase, conversion and other costs incurred to bring the inventories to their present location and condition and include the purchase price and other costs directly related to the acquisition of raw materials and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labor, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense.
The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Costs incurred as a result of operating below the normal capacity of the production facilities are excluded from the carrying value of inventories and charged directly to cost of sales. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances.
The net realizable value represents the estimated selling price in the normal course of business less the estimated costs necessary to make the sale. Raw materials and work in progress inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.
The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the year in which the reversal occurs.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.15 Property, plant and equipment
Property, plant and equipment are initially recorded at cost, net of government grants, and are subsequently carried at cost less accumulated depreciation and any accumulated impairment losses. The costs of an item of property, plant, and equipment includes any expenditures directly attributable to bringing the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of self-constructed assets includes the cost of materials and direct labor, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management.
Property, plant and equipment, less their estimated residual values, are depreciated over their estimated useful lives using the straight-line method. The following estimated useful lives are applied:

Leasehold improvements	Earlier of useful life or remaining lease term
Machinery and equipment	7,000 units produced or 5 years
Rolling stock	5 years
Computer equipment	5 years
Furniture and office equipment	10 years
Production moulds	1,250 units produced
Master patterns and templates	7,000 units produced
Prototypes	3 years
The Group begins to depreciate property, plant and equipment when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.
Consequently, construction in progress is not amortized and is subject to impairment testing if there is any indication that it may be impaired (see Note 3.18). The estimated residual values, estimated useful lives and depreciation methods are reviewed annually by the Company and any change resulting from this evaluation is applied as a change in estimate and is accounted for on a prospective basis.
3.16 Leased assets
At the inception of contracts, the Group assesses whether a contract is, or contains a lease by assessing if the contract, or part of the contract, conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. To determine if this is achieved, the Group assesses the following key factors:
– whether the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
– whether the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract;

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.16 Leased assets (continued)
– whether the Group has the right to direct the use (how and for what purpose) of the identified asset throughout the period of use.
Measurement and recognition of leases as a lessee
Short-term or low value leases
The Group has elected to recognize leases that have a lease term of 12 months or less and leases of low-value assets as an expense on a straight-line basis over the lease term.
All other leases
At a lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the consolidated statements of financial position.
The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received). The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist in accordance with IAS 36 Impairment of assets.
The lease liability is measured at the present value of the remaining lease payments at the date of recognition, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.
The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Group.
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee, and payments arising from options reasonably certain to be exercised.
The lease liability is subsequently measured by reducing the carrying amount to account for payments made and increasing the carrying amount to account for accretion expense. The accretion expense is presented within finance costs in the consolidated statements of earnings (loss) and comprehensive loss over the lease period.
The lease liability is remeasured when there are changes to the lease terms resulting from a change in the Group’s assessment of whether the Group will exercise a purchase, extension, or termination option, or when there is a change in the future lease payments resulting from a change in an index or rate, or change in the Group’s estimate of the amount expected to be payable under residual value guarantees.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.16 Leased assets (continued)
When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or consolidated statements of earnings (loss) and comprehensive loss if the right-of-use asset is already fully depreciated.
3.17 Intangible assets
Initial recognition
Dealership rights with an indefinite useful life
Dealership rights with an indefinite useful life are recorded initially at cost and are not amortized. As the acquisition of dealership rights was based on future sales of a specific product, the Group has elected to measure the cost based on a financial liability model, whereby the fair value of all variable payments under the contract is recorded on initial recognition of the asset with a corresponding liability. Any re-measurements of the related liability are recognized in earnings (loss) and comprehensive loss. The cost also includes any directly attributable costs of acquisition. Directly attributable costs include professional fees arising directly from bringing the asset to its working conditions.
Dealership rights are subject to asset impairment testing as described below. The useful life is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment.
Acquired Software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and install the specific software.
Internally developed intangible assets
Expenditures on the research phase are recognized as an expense as incurred. Costs that are directly attributable to an electric vehicle project’s development phase and costs incurred on software development projects are recognized as intangible assets, provided they meet the following recognition requirements:
– the development costs can be measured reliably;
– the project is technically and commercially feasible;
– the Group intends to and has sufficient resources to complete the project;
– the Group has the ability to use or sell the intangible assets; and
– the intangible assets will generate probable future economic benefits.
Development costs not meeting these criteria for capitalization are expensed as incurred. Directly attributable costs include employee benefits costs incurred along with an appropriate portion of relevant overheads and subcontractors’ fees.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.17 Intangible assets (continued)
Subsequent measurement
All finite-live intangible assets are stated at cost, less accumulated amortization and impairment losses. Finite-life intangible assets, less their estimated residual value, are amortized over their estimated useful lives using the straight-line method. The following estimated useful lives are applied:

Software	5 years
Development costs	7,000 units produced
The estimated residual values, estimated useful lives and amortization methods are reviewed annually by the Group and any change resulting from this evaluation applied as a change in estimates accounted on a prospective basis. In addition, they are subject to impairment testing as described below.
3.18 Impairment testing of intangible assets, property, plant and equipment and right-of-use assets
For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. Cash-generating units to which intangible assets with indefinite useful lives have been allocated (determined by the Group’s management as being equivalent to its operating segments) are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Group’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect management’s assessment of respective risk profiles, such as market and asset-specific risks factors.
Impairment losses for cash-generating units are charged pro rata to the assets in the cash-generating unit. All assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.
3.19 Government incentive and assistance
Government incentives and assistance related to current expenses is accounted for as a reduction of related expenses while incentive and assistance related to the acquisition of non-current assets is accounted for as a reduction of the related non-current assets.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.19 Government incentive and assistance (continued)
Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an non-current asset, it is accounted for as a reduction of the related non-current assets and it is recognised as income in equal amounts over the expected useful life of the related asset.
3.20 Research and development tax credits
Tax credits related to current expenses are accounted for as a reduction of related expenses while tax credits related to the acquisition or development of non-current assets are accounted for as a reduction of the related non-current assets.
Reimbursable tax credits are accrued in the year in which the expenditures are incurred, provided that the Group is reasonably certain that the credits will be received. The tax credits must be examined and approved by the tax authorities and it is possible that the amounts subsequently granted will differ from the amounts initially recorded.
3.21 Financial instruments
Recognition and derecognition
Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.
Financial Assets
Classification and initial measurement of financial assets
Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).
Financial assets, are classified into the following categories:
– amortized cost;
– fair value through profit or loss (FVTPL);
– fair value through other comprehensive income (FVOCI).
In the years presented, the Group does not have any financial assets categorized as FVTPL or FVOCI.
The classification is determined by both:
– the entity’s business model for managing the financial asset;
– the contractual cash flow characteristics of the financial asset.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.21 Financial instruments (continued)
Classification and initial measurement of financial assets (continued)
All income and expenses relating to financial assets that are recognized in the consolidated statements of earnings (loss) and comprehensive loss are presented within finance costs, except for the impairment of trade receivables which is presented within administrative expenses.
Subsequent measurement of financial assets
Financial assets at amortized cost
Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):
– they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows;
– the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.
After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. Cash, trade receivables and incentives and other government assistance receivable are classified within this category.
Impairment of financial assets
The Group uses the expected credit losses impairment model with respect to its financial assets carried at amortized cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since the initial recognition of the respective financial instrument.
The Group accounts for the expected credit losses using the simplified approach over the life of financial assets measured at amortized cost. Expected credit losses over the life of the asset are expected credit losses for all of the default events that a financial instrument may experience over its expected life. The assessment of expected credit losses reflects reasonable and justifiable information about past events, current circumstances and forecasts of events and economic conditions and takes into account the factors specific to the account receivable, the general condition of the economy and a current as well as expected appreciation of the condition prevailing at the statements of financial position date, including the time value of the money, if any.
Classification and measurement of financial liabilities - amortized cost
The Group’s financial liabilities measured at amortized cost include trade and other payables (excluding non-financial liabilities) and long-term debt and other debts. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.21 Financial instruments (continued)
Classification and measurement of financial liabilities - amortized cost (continued)
All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in the consolidated statements of earnings (loss) and comprehensive loss are included within finance costs.
Classification and measurement of financial liabilities - FVTPL - warrants
The Group determined that the warrants, including the warrants issued to a customer, the public warrants and the private warrants issued as part of a business combination transaction, the public warrants issued as part of the December 2022 Offering, and the warrants issued as part of the 2023 Debenture Financing (as defined in Note 12.7) are derivative instruments and should be classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments and are measured at FVTPL. Derivative and financial liabilities designated at FVTPL are carried subsequently at fair value with gains or losses recognized in the consolidated statements of earnings (loss) and comprehensive loss.
Warrants issued to a customer
The vested portion of the warrants issued to a customer is initially recorded at fair value and then revalued at each reporting date with a corresponding contract asset recognized at inception. The corresponding contract asset is amortized as a reduction of revenues on a percentage per dollar of revenue generated with the customer and its affiliates.
The unvested portion of the warrants represents a retrospective volume discount based on specified levels of spending by the customer and its affiliates. Revenues will be recognized based on the prices specified in the work orders, net of the estimated value of the volume discount based on the portion of the warrant expected to vest using the fair value at inception. At each reporting date, the Group will review experience, current information on expected orders from the customer and its affiliates and the potential impact of other reasonably foreseen constraints will be used to estimate and provide for the discount, using the expected value method, and revenue will only be recognized to the extent that it is highly probable that a significant reversal will not occur.
Private and public warrants
The warrants are initially recorded at fair value and then revalued at each reporting date. Estimating fair value requires determining the most appropriate valuation model which captures the significant features of the financial instruments. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating such warrants are disclosed in Note 14.
3.22 Convertible debt instruments
The Group reviewed the terms of the convertible debentures to determine whether there are component parts of compound financial instruments that are required to be separated and accounted for as individual financial instruments.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.22 Convertible debt instruments (continued)
Conversion option features that have economic characteristics and risks that do not meet the "Fixed for Fixed" criteria or are not closely related to those of the host instrument should be classified as embedded derivatives and separated from the host contract. The Group determined that the conversion options on the convertible debt instruments are derivative instruments that should be separated from the host contract and classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments due to the variability in the cash flows.
At inception, the Group allocated the proceeds first to the fair value of the conversion options on the convertible debt instruments and the remaining proceeds are allocated to the convertible debenture host contract. The conversion options on the convertible debt instruments designated at fair value through profit or loss ("FVTPL") are carried subsequently at fair value with gains or losses recognized in the consolidated statements of earnings (loss) and comprehensive loss. The convertible debenture host contract is measured at amortized cost, using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The effective interest expense is classified as accretion expense under finance costs in the consolidated statements of earnings (loss) and comprehensive loss.
Transaction costs related to the issue of convertible debt instruments are allocated to the components in proportion to the initial carrying amounts. Transaction costs relating to conversion options on the convertible debt instruments are recognized as finance costs in the consolidated statements of earnings (loss) and comprehensive loss as incurred. Transaction costs relating to the convertible debentures component are included in the carrying amount and are amortized over the term of the convertible debt instruments using the effective interest method.
3.23 Share-based employee remuneration
Stock options and restricted share units
Stock options and restricted share units ("RSUs") are equity settled share-based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model and is expensed over the award’s vesting period. For RSUs, compensation cost is measured at the fair value of the underlying common share at the grant date and is expensed over the award’s vesting period. RSUs can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares issued from treasury or purchased on the open market, at the Company’s option. RSUs are expected to be settled in common shares purchased on the open market.
Compensation expense is recognized in net earnings (loss) and comprehensive loss with a corresponding increase in contributed surplus. The measurement of compensation expense for stock options and RSUs is net of estimated forfeitures. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options or the vesting of RSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital. Stock options and RSUs that are dilutive are considered in the calculation of diluted earnings per share, as per Note 20 to these consolidated financial statements.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.23 Share-based employee remuneration (continued)
Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are equity settled awards and are fully recognized in net earnings (loss) and comprehensive loss based on the fair value of the underlying common shares at the grant date.
3.24 Provisions, contingent assets and contingent liabilities
Provisions for product warranties, legal disputes, onerous contracts or other claims are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Group and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Restructuring provisions are recognized only if a detailed formal plan for the restructuring has been developed and implemented, or management has at least announced the plan’s main features to those affected by it. Provisions are not recognized for future operating losses.
Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material. Any reimbursement that the Group can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision. In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized.
3.25 Income taxes
Tax expense recognized in the consolidated statements of earnings (loss) and comprehensive loss comprises the sum of deferred tax and current tax not recognized directly in equity. The calculation of current tax and deferred tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred income taxes are calculated using the balance sheet liability method.
Deferred tax assets are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income. This is assessed based on the Group’s forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit.
Deferred tax liabilities are generally recognized in full, although IAS 12, Income Taxes, specifies limited exemptions. As a result of these exemptions the Group does not recognize deferred tax on temporary differences relating to goodwill, or to its investments in subsidiaries. The Group does not offset deferred tax assets and liabilities unless it has a legally enforceable right to do so and intends to settle on a net basis.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.26 Share Capital
Common shares are classified as share capital within equity. Incremental costs directly attributable to the issuance of share are recognized as a deduction from share capital, net of any tax effect.
Contributed surplus is used to record the accumulated compensation expense related to equity-settled share-based compensation transactions. Upon the exercise of stock options and the vesting of RSUs and DSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital.
Deficit includes all current and prior year losses. All transactions with owners of the parent company are recorded separately within equity. Cumulative translation adjustment comprises foreign currency translation differences arising from the translation of the consolidated financial statements of the Group into the US dollar, the presentation currency.
3.27 Earnings per share
Basic earnings (loss) per share ("EPS") are calculated by dividing the net earnings (loss) available to common share shareholders by the weighted average number of shares outstanding during the year.
Diluted earnings (loss) per share are calculated by adjusting the weighted average of shares outstanding during the year to include the weighted average number of shares that would be issued upon the conversion of all potential dilutive warrants, stock options, RSUs, and DSUs into common shares.
3.28 Segment reporting
The Group has only one operating segment: the manufacturing and sale of electric vehicles in Canada and the United States. The Group has one operating segment based on Lion’s operational structure and decision process for allocation of resources.
3.29 Significant management judgements in applying accounting policies and estimation uncertainty
Significant management judgements
The following are significant management judgements in applying the accounting policies of the Group that have the most significant effect on the consolidated financial statements.
Capitalization of internally developed intangible assets
Distinguishing the research and development phases of a new customized project and determining whether the recognition requirements for the capitalization of development costs are met require judgement. After capitalization, management monitors whether the recognition requirements continue to be met and whether there are any indicators that capitalized costs may be impaired.
Recognition of deferred tax assets
The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Group’s future taxable income against which the deferred tax assets can be utilized.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.29 Significant management judgements in applying accounting policies and estimation uncertainty (continued)
Recognition of deferred tax assets (continued)
In addition, significant judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.
Estimation uncertainty
Information about estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.
Tax credits receivable
The calculation of the Group’s tax credits receivable involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until a notice of assessment has been issued by the relevant taxation authority and payment has been received or applied against income taxes otherwise payable.
Impairment of non-financial assets
Management estimates the recoverable amount of each asset or cash-generating units based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.
Leases
Recognizing leases requires judgement and use of estimates and assumptions. Judgement is used to determine whether there is reasonable certainty that a lease extension or cancellation option will be exercised. Furthermore, management estimates are used to determine the lease terms and the appropriate interest rate to establish the lease liability.
Useful lives of depreciable assets
Management reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utility of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utility of certain software and computer equipment. Technical obsolescence also can affect development costs as technology evolves.
Inventories
Management estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.29 Significant management judgements in applying accounting policies and estimation uncertainty (continued)
Fair value measurement
Management uses various valuation techniques to determine the fair value of financial instruments, where active market quotes are not available. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible but this is not always available. In that case, management uses the best information available. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.
Share-based compensation and private share warrant obligation
Management assesses the fair value of stock options and the private share warrant obligation using the Black-Scholes valuation model. The Black-Scholes model requires management to make estimates and assumptions with respect to inputs including the risk-free interest rate, volatility and expected option or warrant life.
3.30 Initial and early application of new accounting standards and interpretations in the reporting standards
Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgements
On February 11, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgements, to provide guidance in determining which accounting policies to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors
On February 11, 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify how to distinguish changes in accounting policies, which must be applied retrospectively, from changes in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as "monetary amounts in the financial statements that are subject to measurement uncertainty". The amendments clarify that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.30 Initial and early application of new accounting standards and interpretations in the reporting standards (continued)
Amendments to IAS 12, Income Taxes
On May 6, 2021, the IASB released Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12). The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IFRS 16, Leases
On September 22, 2022, the IASB issued an amendment to IFRS 16, Leases to clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendment requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The early adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IAS 7, Statement of Cash Flow and IFRS 7, Financial Instruments : Disclosures
On May 25, 2023, the IASB issued an amendment to IAS 7, Statement of Cash Flow and IFRS 7, Financial Instruments: Disclosures to add qualitative and quantitative disclosure requirements to allow users to assess how supplier finance arrangements affect an entity’s liabilities, cash flows and liquidity risk. The amendments to IAS 7 will become effective for annual reporting periods beginning on or after January 1, 2024 and the amendments to IFRS 7 when it applies the amendments to IAS 7. Earlier application is permitted. The Company made the election to early adopt the amendments as of June 30, 2023 and disclose the additional information in the Company's financial statements.
3.31 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group
At the date of authorization of these consolidated financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s consolidated financial statements.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

4 - ACCOUNTS RECEIVABLE
Accounts receivable consist of the following:

	December 31, 2023	December 31, 2022
	$	$
Trade receivables, gross	41,777,117	25,935,309
Allowance for credit losses	(1,155,120)	(250,439)
Trade receivables, net	40,621,997	25,684,870

Incentives and other government assistance receivable (Note 4.1)	26,625,156	25,312,738
Financial assets	67,247,153	50,997,608

Commodity taxes receivable	4,028,472	4,557,779
Research and development tax credits receivable	4,366,155	7,416,155
Non-financial assets	8,394,627	11,973,934
	75,641,780	62,971,542

All amounts are considered short-term. The net carrying value of trade receivables is considered a reasonable approximation of their fair value.
As of December 31, 2023, amounts owing from one customer represented 13.4% of the total trade accounts receivable (two customers represented 19.2% and 15.2%, respectively, as of December 31, 2022).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

4 - ACCOUNTS RECEIVABLE (CONTINUED)
4.1 Incentives and other government assistance receivable
Incentives and other government assistance receivable consist of the following:

	December 31, 2023	December 31, 2022
	$	$
Transport Canada Medium and Heavy-duty Zero-Emission Vehicles ("iMHZEV") Program	3,702,540	5,020,673
U.S. Environmental Protection Agency ("EPA") School Bus Program	—	3,767,713
Government of Quebec Ecocamionnage program	4,376,726	4,118,060
Ministry of Transportation of Quebec Programme d'électrification du transport scolaire ("PETS")	17,820,959	11,425,724
Other government assistance and incentives receivable	724,931	980,568
	26,625,156	25,312,738
5 - INVENTORIES
Inventories consist of the following:

	December 31, 2023	December 31, 2022
	$	$
Raw materials	173,404,495	135,656,954
Work in process	28,105,877	22,809,755
Finished goods	48,096,384	8,725,226
	249,606,756	167,191,935
The cost of inventories recognized as expense during the year totals $243,927,490 ($144,405,153 in 2022) and was recognized in the cost of sales in the consolidated statements of earnings (loss) and comprehensive loss.

For the year ended December 31, 2023, cost of sales include an expense of $12,022,984 ($478,889 in 2022) related to the write-down of inventory to net realizable value, including $9,808,973 in 2023 related to raw material inventory as a result of the decision to delay the start of commercial production of the LionA and LionM minibuses.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

6 - PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Machinery and equipment	Rolling stock	Computer equipment	Furniture and office equipment	Production moulds	Master patterns and templates	Prototypes	Building	Construction in progress		Total
	$	$	$	$	$	$	$	$	$	$		$
GROSS CARRYING AMOUNT
Balance at January 1, 2023	52,688,714	58,166,555	2,531,772	7,470,595	1,010,711	3,304,058	1,327,362	202,172	—	42,110,058		168,811,997
Additions	16,166,380	22,470,851	3,728,406	2,132,104	2,484,595	1,189,208	180,450	4,273,619	11,984,946	4,518,943		69,129,502
Additions - Borrowing costs (Note 18)	—	1,371,166	—	—	—	—	—	—	1,359,161	—		2,730,327
Transfers	894,216	—	—	—	—	—	—	—	43,592,543	(44,486,759)		—
Disposals and write-offs	—	(1,487,289)	(28,205)	—	(184,839)	(353,564)	—	(139,531)	(23,813,344)	—		(26,006,772)
Impairment[a]	—	(1,025,686)	(291,420)	—	—	—	—	(308,346)	—	—		(1,625,452)
Foreign currency translation adjustment	(42,698)	798,124	45,625	140,834	21,963	74,452	30,288	65,399	753,451	487,652	—	2,375,090
Balance at December 31, 2023	69,706,612	80,293,721	5,986,178	9,743,533	3,332,430	4,214,154	1,538,100	4,093,313	33,876,757	2,629,894		215,414,692
ACCUMULATED DEPRECIATION
Balance at January 1, 2023	2,814,583	1,840,519	437,616	1,464,667	146,952	1,073,708	139,988	137,636	—	—		8,055,669
Depreciation	2,347,584	3,267,855	1,449,581	1,001,617	218,077	1,470,615	170,750	894,363	—	—		10,820,442
Disposals and write-offs	—	(1,487,289)	(43,763)	—	(184,839)	(273,951)	—	(102,980)	—	—		(2,092,822)
Impairment[a]	—	(38,301)	(99,210)	—	—	—	—	(68,521)	—	—		(206,032)
Foreign currency translation adjustment	92,418	58,560	9,091	51,767	3,063	58,253	7,052	20,548	—	—		300,752
Balance at December 31, 2023	5,254,585	3,641,344	1,753,315	2,518,051	183,253	2,328,625	317,790	881,046	—	—		16,878,009
Carrying amount December 31, 2023	64,452,027	76,652,377	4,232,863	7,225,482	3,149,177	1,885,529	1,220,310	3,212,267	33,876,757	2,629,894		198,536,683
GROSS CARRYING AMOUNT
Balance at January 1, 2022	17,054,605	6,421,141	1,308,726	2,992,982	513,344	1,462,683	965,937	78,709	—	5,301,919		36,100,046
Additions	35,455,356	52,807,971	1,317,358	4,745,673	529,882	1,978,942	433,228	135,627	—	38,118,683		135,522,720
Additions - Borrowing Costs	—	515,919	—	—	—	—	—	—	—	1,034,749		1,550,668
Transfer	462,435	67,455	—	—	—	—	—	—	—	(529,890)		—
Disposal	—	—	(83,130)	—	—	—	—	—	—	—		(83,130)
Foreign currency translation adjustment	(283,682)	(1,645,931)	(11,182)	(268,060)	(32,515)	(137,567)	(71,803)	(12,164)	—	(1,815,403)		(4,278,307)
Balance at December 31, 2022	52,688,714	58,166,555	2,531,772	7,470,595	1,010,711	3,304,058	1,327,362	202,172	—	42,110,058		168,811,997
ACCUMULATED DEPRECIATION
Balance at January 1, 2022	1,618,691	343,839	224,406	758,100	96,809	246,449	64,885	78,709	—	—		3,431,888
Depreciation	1,339,208	1,581,078	278,078	781,479	57,878	864,400	81,543	54,428	—	—		5,038,092
Disposal	—	—	(58,142)	—	—	—	—	—	—	—		(58,142)
Foreign currency translation adjustment	(143,316)	(84,398)	(6,726)	(74,912)	(7,735)	(37,141)	(6,440)	4,499	—	—		(356,169)
Balance at December 31, 2022	2,814,583	1,840,519	437,616	1,464,667	146,952	1,073,708	139,988	137,636	—	—		8,055,669
Carrying amount December 31, 2022	49,874,131	56,326,036	2,094,156	6,005,928	863,759	2,230,350	1,187,374	64,536	—	42,110,058		160,756,328

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

6 - PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
a.In the fourth quarter of 2023, the Company made a strategic decision to indefinitely delay the start of commercial production of the LionA all-electric mini school bus and LionM all-electric minibus in order to prioritize development and commercialization efforts on other all-electric vehicles, and as a result a non-cash impairment charge of $1,419,420 was recognized in the consolidated statements of earnings (loss) and comprehensive loss as a reduction of property, plant and equipment related to prototypes and related machinery and equipment. The recoverable amount of the LionA all-electric mini school bus and LionM all-electric minibus was determined on the basis of value in use, which was nil.
Incentives and other government assistance in the amount of $3,849,847 ($3,063,476 in 2022) was recognized during the year as a reduction of property, plant and equipment, respectively, $2,475,331 related to machinery and equipment and $1,374,516 relates to construction in progress ($1,931,179 and $1,132,297, respectively, in 2022).
Depreciation was recognized as follows in the consolidated statements of earnings (loss) and comprehensive loss:

	2023	2022
	$	$
Cost of sales	6,028,565	2,581,448
Administrative expenses	3,986,583	2,456,644
Selling expenses	805,294	—
	10,820,442	5,038,092
7 - RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS
The Group has entered into leases agreements for the rental of premises, rolling stock and equipment. The leases have an initial term of 1 to 40 years and some have a renewal option after their initial term. The lease terms are negotiated individually and encompass a wide range of different terms and conditions.
Right-of-use assets

	Premises	Rolling stock	Equipment	Total
	$	$	$	$
Balance at January 1, 2023	59,375,131	1,133,223	—	60,508,354
Additions	29,560,843	956,364	9,363,281	39,880,488
Modifications	(2,401,574)	(31,868)	5,353	(2,428,089)
Depreciation expense	(7,766,903)	(468,994)	(882,686)	(9,118,583)
Foreign currency translation adjustment	799,545	21,424	—	820,969
Balance at December 31, 2023	79,567,042	1,610,149	8,485,948	89,663,139

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

7 - RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS (CONTINUED)
Right-of-use assets (continued)

	Premises	Rolling stock	Equipment	Total
	$	$	$	$
Balance at January 1, 2022	60,297,423	604,939	—	60,902,362
Additions	6,661,404	740,287	—	7,401,691
Modifications	(450,567)	10,670	—	(439,897)
Depreciation expense	(6,497,931)	(186,833)	—	(6,684,764)
Foreign currency translation adjustment	(635,198)	(35,840)	—	(671,038)
Balance at December 31, 2022	59,375,131	1,133,223	—	60,508,354
On February 2, 2023, the Group completed a sale-leaseback transaction with BTB Real Estate Investment Trust for its battery manufacturing building located in Mirabel, Quebec for a total sale price of $20,909,566 (C$28,000,000), and net proceeds of $20,506,589 after the deduction of selling and legal fees of $484,994. The sale of the building resulted in a difference between the carrying value and net proceeds of $3,306,755 which was recognized as an increase to the right-of-use asset related to the lease agreement entered into with BTB Real Estate Investment Trust for the Mirabel battery manufacturing building concurrent with the sale, which has an initial 20-year term and subsequent renewal options.
Depreciation was recognized as follows :

	2023	2022
	$	$
Cost of sales	6,248,180	1,348,589
Administrative expenses	459,161	278,995
Selling expenses	1,330,000	1,826,769
Capitalized to property, plant and equipment	1,081,242	3,230,411
	9,118,583	6,684,764

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

7 - RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS (CONTINUED)
Lease liabilities

$
Balance at January 1, 2023	63,520,215
Additions	36,573,733
Lease payments	(6,512,231)
Modifications	(2,456,531)
Foreign currency translation adjustment	831,400
Balance at December 31, 2023	91,956,586
Current portion	7,984,563
Non-current portion	83,972,023

Balance at January 1, 2022	62,209,317
Additions	7,401,691
Lease payments	(4,977,183)
Modifications	(439,897)
Foreign currency translation adjustment	(673,713)
Balance at December 31, 2022	63,520,215
Current portion	5,210,183
Non-current portion	58,310,032
Amounts recognized in administrative expenses in the consolidated statements of earnings (loss) and comprehensive loss are as follows:

	2023	2022
	$	$
Expense relating to variable lease payments, short-term leases and low-value assets not included in lease liabilities	4,309,208	1,159,705
See Notes 18 and 21 for information on interest expense on lease liabilities and Note 25.4 for contractual undiscounted payments related to lease liabilities.

Variable payments
Some leases for premises require repayment of a portion of the lessor’s payments for property taxes, insurance and operating expenses such as power, maintenance, administration and security; these amounts vary based on the use and wear and tear of the space. The final lease payments are determined each year.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

7 - LEASE OBLIGATIONS (CONTINUED)
Lease liabilities (continued)
Renewal and termination options
Some leases include renewal or termination options that can be exercised at the Group’s option. These options are used to maximize the operational flexibility of the Group’s activities. These options are not reflected in measuring lease liabilities in many cases because the options are not reasonably certain to be exercised by the Group. The Group’s practice is to ensure that space, rolling stock or equipment meets its needs, which evolve over time.
Residual value guarantee
The residual value guarantee expected to be payable as well as those not expected to be payable have been excluded from the lease liability calculation as they were not significant.
Purchase Options
Some leases include a purchase option that can be exercised at the Group’s option. These options are reflected in measuring the lease liability when they are reasonably certain to be exercised by the Group.

8 - INTANGIBLE ASSETS
Details of the Group’s intangible assets and their carrying amounts are as follows:

	Software	Development costs (a)	Dealership rights (b)	Total
	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2023	10,137,374	140,917,328	5,222,629	156,277,331
Additions, separately acquired	6,393	—	—	6,393
Additions, internally developed	726,027	57,516,017	—	58,242,044
Additions, borrowing costs (Note 18)	—	3,805,274	—	3,805,274
Impairment (c)	—	(34,578,703)	—	(34,578,703)
Foreign currency translation adjustment	243,580	4,091,097	—	4,334,677
Balance at December 31, 2023	11,113,374	171,751,013	5,222,629	188,087,016

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

8 - INTANGIBLE ASSETS (CONTINUED)

	Software	Development costs (a)	Dealership rights (b)	Total
	$	$	$	$

ACCUMULATED AMORTIZATION
Balance at January 1, 2023	2,506,338	2,406,970	—	4,913,308
Amortization	2,095,740	5,121,049	—	7,216,789
Foreign currency translation adjustment	103,387	150,275	—	253,662
Balance at December 31, 2023	4,705,465	7,678,294	—	12,383,759

Carrying amount December 31, 2023	6,407,909	164,072,719	5,222,629	175,703,257

	Software	Development costs (a)	Dealership rights (b)	Total
	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2022	4,217,288	74,279,002	5,535,707	84,031,997
Additions, separately acquired	5,178,497	—	—	5,178,497
Additions, internally developed	1,258,813	70,331,615	—	71,590,428
Additions, borrowing costs (Note 18 )	—	3,542,538	—	3,542,538
Foreign currency translation adjustment	(517,224)	(7,235,827)	(313,078)	(8,066,129)
Balance at December 31, 2022	10,137,374	140,917,328	5,222,629	156,277,331

ACCUMULATED AMORTIZATION
Balance at January 1, 2022	1,177,575	954,592	—	2,132,167
Amortization	1,451,393	1,548,635	—	3,000,028
Foreign currency translation adjustment	(122,630)	(96,257)	—	(218,887)
Balance at December 31, 2022	2,506,338	2,406,970	—	4,913,308

Carrying amount December 31, 2022	7,631,036	138,510,358	5,222,629	151,364,023

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

8 - INTANGIBLE ASSETS (CONTINUED)

a.Incentives and other government assistance in the amount of $5,602,949 ($2,373,217 in 2022) was recognized during the year as a reduction of development costs.

b.During the year ended December 31, 2019, in order to acquire dealership rights in certain territories in the United States, the Group entered into an agreement with a private company. As of the termination date, May 7, 2022, the Group paid a cumulative amount of $3,778,203 under the agreement.
Dealership rights with an indefinite useful life are expected to provide economic benefits to the Group indefinitely as it allows the Group to sell to end customers in certain territories in the United States, conditional to yearly renewals of the dealer licenses. Management intends to renew its dealer licenses indefinitely.
c.In the fourth quarter of 2023, the Company made a strategic decision to indefinitely delay the start of commercial production of the LionA all-electric mini school bus and LionM all-electric minibus in order to prioritize development and commercialization efforts on other all-electric vehicles, and as a result a non-cash impairment charge of $34,578,703 was recognized in the consolidated statements of earnings (loss) and comprehensive loss as a reduction of intangible assets related to development costs. The recoverable amount of the LionA all-electric mini school bus and LionM all-electric minibus was determined on the basis of value in use, which was nil.
Amortization has been allocated as follows in the consolidated statements of earnings (loss) and comprehensive loss :

	2023	2022
	$	$
Cost of sales	5,121,049	1,548,636
Administrative expenses	2,095,740	1,451,392
	7,216,789	3,000,028

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

9 - FINANCIAL ASSETS AND LIABILITIES
9.1 Categories of financial assets and financial liabilities
The classification of financial instruments is summarized as follows:

	Classifications	December 31, 2023	December 31, 2022
		$	$
FINANCIAL ASSETS
Cash	Amortized cost	29,892,966	88,266,985
Trade receivables	Amortized cost	40,621,997	25,684,870
Incentives and other government assistance receivable	Amortized cost	26,625,156	25,312,738
FINANCIAL LIABILITIES
Trade and other payables	Amortized cost	71,856,894	62,383,813
Long-term debt and other debts	Amortized cost	224,942,365	110,673,348
Conversion options on convertible debt instruments	FVTPL	25,034,073	–
Share warrant obligations	FVTPL	29,582,203	23,243,563
9.2 Fair value of financial instruments
Current financial instruments that are not measured at fair value on the consolidated statements of financial position are represented by cash, trade receivables, incentives and other government assistance receivable, and trade and other payables (financial liabilities). Their carrying values are considered to be a reasonable approximation of their fair value because of their short-term maturity and / or the contractual terms of these instruments.
As of December 31, 2023 and December 31, 2022, the fair values of long-term debt and other debts based on discounted cash flows were not materially different from their carrying values because there were no material changes in the assumptions used for fair value determination at inception, with the exception of the loan from Strategic Innovation Fund of the Government of Canada (Note 12.3) and from Investissement Quebec (Note 12.2). The combined carrying value of Strategic Innovation Fund of the Government of Canada and Investissement Quebec loans amounted to $38,697,354 (December 31, 2022: $16,571,800) while their combined fair value amounted to $27,744,314 (December 31, 2022: $15,026,548).
As of December 31, 2023 and December 31, 2022, the fair values of the warrants issued to a customer, the private Business Combination warrants, the warrants issued as part of 2023 Debenture Financing (as defined in Note 12.7) and the conversion options on convertible debt instruments were determined using the Black-Scholes or the binomial option pricing model and the fair value of the public Business Combination warrants and December 2022 warrants (see Note 14) was determined using their market value.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

9 - FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
9.2 Fair value of financial instruments (continued)
As at December 31, 2023, the impact of a 5.0% increase in the value of the Company’s share price would have an impact of increasing the fair values of the private share warrants, the warrants issued to a customer and the warrants issued as part of 2023 Debenture Financing (as defined in Note 12.7) with a corresponding increase in consolidated loss of $1,694,344 (December 31, 2022: decrease in consolidated net earnings by $398,922) and a 5.0% decrease in the value would have an impact of decreasing the loss by $1,654,197 (December 31, 2022: increase in consolidated net earnings by $374,263).
As at December 31, 2023, the impact of a 5.0% increase or decrease in the value of the Company’s share price would have an impact of $473,190 on the fair value of the public warrants, with a corresponding impact on the consolidated loss (December 31, 2022: $1,007,825).
As at December 31, 2023, the impact of a 5.0% increase in the value of the Company’s share price would have an impact of increasing the fair value of the conversion options on convertible debt instruments with a corresponding increase in consolidated loss of $2,080,274 (December 31, 2022: nil) and a 5.0% decrease in the value would have an impact of decreasing the loss by $2,034,988 (December 31, 2022: nil).
9.3 Fair Value Hierarchy
Fair value measurements are categorized in accordance with the following levels:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability; and
Level 3: Inputs are unobservable inputs for the asset or liability.
The Group’s financial instruments are categorized as follows on the fair value hierarchy:

Fair Value Hierarchy
FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE
Share warrant obligations- public	Level 1
Share warrant obligations- private	Level 2
Share warrant obligations- warrants issued to a customer	Level 3
Share warrant obligations- July 2023 warrants	Level 2
Conversion options on convertible debt instruments	Level 3
FINANCIAL INSTRUMENTS MEASURED AT AMORTIZED COST
Long-term debt and other debts	Level 2

See Note 14 for share warrants obligation, Note 13 for the conversion options on convertible debt instrument and Note 12 for long-term debt and other debts for additional information related to the inputs used in the fair value calculation and the reconciliation between opening and closing balances.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

10 - TRADE AND OTHER PAYABLES
Trade and other payables consist of the following:

	December 31, 2023	December 31, 2022
	$	$
Trade accounts	54,351,734	46,355,352
Accrued liabilities payable (also refer to Note 17)	17,505,160	16,028,461
Financial liabilities	71,856,894	62,383,813

Allowance for warranties	6,439,324	2,752,398
Salaries and vacations payable	10,197,794	7,267,172
Deductions at source	1,942,437	1,384,223
Sales taxes payable	1,988,512	1,434,436
Non-financial liabilities	20,568,067	12,838,229
	92,424,961	75,222,042

11 - DEFERRED REVENUE AND OTHER DEFERRED LIABILITIES
Deferred revenue and other deferred liabilities consist of the following:

	December 31, 2023	December 31, 2022
	$	$
Deferred revenue related to the U.S. Environmental Protection Agency ("EPA") Clean School Bus Program (Note 11.1)	16,293,067	—
Deferred liabilities related to the non-repayable financial contribution under Project Innovation Program for the Development of a Mobilizing Project (Note 11.2)	1,622,433	—
Other deferred liabilities	351,639	634,971
	18,267,139	634,971

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

11 - DEFERRED REVENUE AND OTHER DEFERRED LIABILITIES (CONTINUED)

11.1 U.S. Environmental Protection Agency (EPA) Clean School Bus Program (the "EPA Program")
In May 2022, the EPA announced the availability of $500 million under the first round of funding of the EPA Program, which amount was subsequently increased to $945 million. On April 25, 2023, the EPA announced an additional $400 million through the 2023 grant round under the EPA Program, and on September 28, 2023 the EPA announced an additional $500 million through the 2023 rebate round under the EPA Program. Lion all-electric school buses are eligible under the EPA Program.
Under the first funding round of the EPA Program in which Lion participated directly and indirectly through school districts, once the EPA has reviewed the payment request and confirmed that all required information was included, the EPA issued a rebate payment to the selectee such that payments made under the EPA Program were generally made before delivery of the applicable school bus.
11.2 Non-repayable financial contribution under Project Innovation Program for the Development of a Mobilizing Project
On March 20, 2023, the Company entered into a non-repayable financial contribution agreement under the Project Innovation Program for the Development of a Mobilizing Project. The agreement provides for financing of up to C$26,991,772 until December 31, 2026. On April 21, 2023, the Company received an advance of government assistance of $7,013,566 (C$9,446,572) from Investissement Quebec relating to future vehicle development project costs, of which $5,391,133 of qualifying related expenditures have been incurred as at December 31, 2023 and recorded as a reduction of intangible assets.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

12- LONG-TERM DEBT AND OTHER DEBTS

	December 31, 2023	December 31, 2022
	$	$
Credit Agreement with Banking Syndicate, secured, maturing August 11, 2025 (Note 12.1)	70,000,000	71,916,716
Investissement Quebec secured loan related to Battery Manufacturing Plant and Innovation Center (Note 12.2)	23,573,074	10,381,986
Strategic Innovation Fund of the Government of Canada unsecured loan related to Battery Manufacturing Plant and Innovation Center (Note 12.3)	15,124,280	6,189,814
Loans on research and development tax credits and subsidies receivable (Note 12.4)	22,682,595	22,150,030
Secured loans for the acquisition of rolling stock, maturing between December 2023 and August 2024 (Note 12.5)	10,361	34,802
Credit facility for the supplier payment program (Note 12.6)	4,363,520	—
Non-Convertible Debentures issued as part of 2023 Debenture Financing (Note 12.7, Note 12.7.1)	44,532,212	—
Convertible Debentures issued as part of 2023 Debenture Financing (Note 12.7, Note 12.7.2)	44,656,323	—
	224,942,365	110,673,348
Current portion of long-term debt and other debts	27,056,476	24,713
Long-term portion of long-term debt and other debts	197,885,889	110,648,635
12.1 Credit Agreement with Banking Syndicate
On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec (the “Revolving Credit Agreement”). The Revolving Credit Agreement was amended on January 25, 2022 to increase the maximum principal amount that may become available from time to time under the revolving credit facility, subject to the borrowing base and compliance with the covenants contained under the Revolving Credit Agreement from $100,000,000 to $200,000,000. The Revolving Credit Agreement was further amended on July 19, 2023 ("the July 2023 Amendment") to permit the incurrence of the 2023 Debenture Financing (as defined in Note 12.7), extend the maturity of the Revolving Credit Agreement by one year to August 11, 2025, and provide for an availability block and the establishment of an interest reserve account. The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory, in each case, subject to customary eligibility and exclusionary criteria, advance rates and reserves.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

12- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
12.1 Credit Agreement with Banking Syndicate (continued)
The credit facility under the Revolving Credit Agreement currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the Canadian Dollar Offered Rate ("CDOR") rate, if in Canadian dollars, or the US base rate or Term Secured Overnight Financing Rate ("SOFR"), if in US dollars, as applicable, plus the relevant applicable margin.
As at December 31, 2023, the weighted average all-in interest rate was 6.96%, including stamping fees and spread, divided as follows:

	Repricing date	Interest Rate
Loans in the amount of US$70,000,000	January 2024	6.94%- 6.98%, including spread of 1.50%
As at December 31, 2022, the weighted average all-in interest rate was 5.46%, including stamping fees and spread, divided as follows:

	Repricing date	Interest Rate
Loans in the amount of C$50,000,000	January 2023	3.67% - 4.71% plus 1.50% stamping fee
Loans in the amount of US$35,000,000	January 2023	4.42% - 5.80%, including spread of 1.50%
The Revolving Credit Agreement matures on August 11, 2025. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ movable property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test which may, from time to time, impact the maximum amount available under the revolving credit facility. Further, in accordance with the July 2023 Amendment, the amount available under the revolving credit facility provided under the Revolving Credit Agreement is subject to an availability block of C$10,000,000 which, upon availability dropping below 30% and so long as no default then exist or would result therefrom, may become available and be drawn to fund an interest reserve account to be made subject to the control of the administrative agent and collateral agent under the Revolving Credit Agreement. Such interest reserve account amounts can be used to pay interest under the Non-Convertible Debentures if no default or event of default shall have occurred and be continuing or shall result therefrom.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

12- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
12.2 Investissement Quebec secured loan related to Battery Manufacturing Plant and Innovation Center
On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of the battery manufacturing plant (the "Battery Plant") and innovation center (the "Innovation Center" and collectively with the Battery Plant, the "Lion Campus"). The IQ Loan provides for financing of up to C$50,000,000. On July 19, 2023, in connection with the 2023 Debenture Financing (as defined in Note 12.7), the IQ Loan was amended (the "IQ Loan 2023 Amendment") to allow holders of the Non-Convertible Debentures to benefit from a second-priority hypothec on substantially all movable/personal property of the Company, subject to certain exceptions in regards to excluded assets, and a first-rank hypothec on each of the immovable/real rights related to the Company’s Innovation Center facility located in Mirabel, Quebec and battery factory equipment financed by Investissement Quebec.
As part of the IQ Loan 2023 Amendment, the potential forgiveness of up to 30% of the IQ Loan subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities was replaced with certain financial penalties of up to C$3,000,000 and/or C$15,000,000 for the Company, pro-rated based on the proportion of criteria achieved and the borrowing amount relative to the C$50,000,000 maximum. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from Investissement Quebec is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to Investissement Quebec for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$50,000,000. Disbursement by Investissement Quebec is conditional upon, among other things, the Company’s compliance with certain affirmative and negative covenants as set out in the IQ Loan, including covenants relating to Company’s creation and maintenance of workforce, operations and R&D activities.
The IQ Loan bears interest at a fixed rate of 4.41%, and will be repayable over a ten-year term, beginning in June 2027. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and research and development activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. Following the IQ Loan 2023 Amendment, and the purchase of the equipment used in the battery factory of the Company, the obligations under the IQ Loan will be secured by a second-priority hypothec on the Company’s immovable (real) property rights related to the Innovation Center facility located on the Lion Campus and the equipment used in connection with the battery factory of the Company, and a hypothec on substantially all of the Company’s other movable property and assets (subject to certain exceptions and limitations in regards to excluded assets) ranking after those securing the Revolving Credit Agreement, the Non-Convertible Debentures and the Finalta-CDPQ Loan Agreement.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

12 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
12.3 Strategic Innovation Fund of the Government of Canada unsecured loan related to Battery Plant and Innovation Center
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to C$49,950,000, of which up to 30% is expected to be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to research and development activities. The SIF Loan is repayable over a 15-year term beginning in April 2026. The SIF Loan contains certain affirmative and negative covenants, including relating to the Company’s workforce, operations and research and development activities and to the location of its head office. As at December 31, 2023, the SIF Loan has a nominal value of $21,982,156 (December 31, 2022: $9,358,929) and is discounted at the rate of 4.03%. As at December 31, 2023, the difference between the proceeds received and the fair value of the debt of $7,329,216 (December 31, 2022: $3,226,695) was accounted as a government grant and recorded as a reduction of property, plant and equipment in the amount of $3,849,847 (December 31, 2022: $3,063,476) and intangible assets in the amount of $310,311 (December 31, 2022: $163,219).
The Group has recognized the following related to the SIF Loan:

December 31, 2023
$
Beginning balance	6,189,814
Addition	8,903,080
Accretion expense	403,408
Foreign currency translation adjustment	(372,022)
Balance at December 31, 2023	15,124,280
12.4 Loans on research and development tax credits and subsidies receivable
Finalta-CDPQ Loan Agreement
On November 8, 2022, Lion entered into the Finalta-CDPQ Loan Agreement with Finalta, as lender and administrative agent, and Caisse de dépôt et placement du Québec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of C$30,000,000 and bears interest at the rate of 10.95% per annum.
The obligations thereunder are secured by a first priority security interest, hypothec and lien in certain tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other movable property and assets. The Finalta-CDPQ Loan Agreement matures on November 6, 2024.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

12 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
12.4 Loans on research and development tax credits and subsidies receivable (continued)
The Finalta-CDPQ Loan Agreement includes certain customary restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets, and thresholds. The Finalta-CDPQ Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, the lenders would be entitled to demand the immediate repayment of all amounts owing to them under the Finalta-CDPQ Loan Agreement and/or the lenders may exercise their other rights, remedies and/or recourses. An aggregate amount of $22,233,751 (C$30,000,000) was advanced under the Finalta-CDPQ Loan Agreement on November 8, 2022 upon entering into the agreement and is outstanding as of the date hereof.
12.5 Secured loans for the acquisition of rolling stock
As of December 31, 2023, the Group had an outstanding secured loan, maturing in August 2024, related to the financing of the acquisition of rolling stock in the amount of $10,361. As of December 31, 2022, the Group had an outstanding secured loan, maturing from December 2023 to August 2024, related to the financing of the acquisition of rolling stock in the amount of $34,802. The loan has an interest rate of 2.35% (December 31, 2022: varying from 2.35% to 4.25%) and was secured by the asset financed having a net carrying value of $19,283 (December 31, 2022: $41,472).
12.6 Credit facility for the supplier payment program
On February 8, 2023, the Company entered into a revolving credit facility with National Bank of Canada (the "Credit Facility") to finance the Company’s accounts payable related to good or services purchased in the normal course of its operations. The Credit Facility is insured by Export Development Canada ("EDC") and provides for financing of up to $5,000,000. Each term loan tranche has a period of minimum 30 days and a maximum of 120 days. Each advance expires at the later of the expiry date of the invoice payable or the date indicated as the expiry date on the term note and accepted by the National Bank of Canada and cannot be prepaid in whole or in part. The Credit Facility is subject to an annual review and may be cancelled by National Bank of Canada at any time. The Credit Facility bears interest at a floating rate by reference to the SOFR for a comparable period, plus the relevant credit adjustment spread of 1.5%.
As at December 31, 2023, the credit facility for the supplier payment program was divided as follows:

December 31, 2023
$
Carrying amount
Presented in long-term debts and other debts of which suppliers has not received payments	—
Presented in long-term debts and other debts of which suppliers has received payments	4,363,520
Presented in long-term debts and other debts	4,363,520

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

12 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
12.6 Credit facility for the supplier payment program (continued)

December 31, 2023
Range of payment due date
Liabilities that are part of the arrangements	119 - 120 days after invoice date
Comparable trade payables that are not part of the arrangements	Net 30 days
12.7 2023 Debenture Financing
On July 19, 2023, the Company closed concurrent financing transactions for aggregate gross proceeds for the Company of $142,920,845 (the “2023 Debenture Financing”).
The 2023 Debenture Financing consists of:
i.the issuance by way of private placement of senior unsecured convertible debentures (the “Convertible Debentures”) for gross proceeds of $74,005,000. The Group allocated proceeds in the amount of $30,342,059 to the fair value of the conversion options on the convertible debt instruments (refer to Note 13) and $43,662,941 to the Convertible Debentures (refer to Note 12.7.2).
ii.the issuance by way of private placement of senior secured non-convertible debentures (the “Non-Convertible Debentures”) and the issuance by way of private placement to the holders of Non-Convertible Debentures of a number of common share purchase warrants (the "July 2023 Warrants") for gross proceeds of $68,915,845 (C$90,900,000). The Group allocated proceeds in the amount of $24,767,843 to the fair value of the July 2023 Warrants (refer to Note 14.4) and $44,148,002 to the Non-Convertible debentures (refer to Note 12.7.1).
Transactions costs of $6,235,509 were incurred as part of the 2023 Debenture Financing. An amount of $2,405,659 was recognized as finance costs in the consolidated statements of earnings (loss) and comprehensive loss, $1,919,701 were netted against the proceeds received from the Convertible Debenture and $1,910,149 were netted against the proceeds received from the Non-Convertible Debenture.
12.7.1 Non-Convertible Debentures issued as part of 2023 Debenture Financing
The Non-Convertible Debentures with a principal amount of $68,915,845 (C$90,900,000) bear interest at the rate of 11% per annum and are payable in cash quarterly. The Non-Convertible Debentures will mature on July 19, 2028. The Company will have the right, at any time after January 19, 2024, upon 30-day notice, to redeem all or part of the principal amount thereunder, without penalty, at a price equal to one hundred per cent (100%) of the principal amount so redeemed, plus accrued and unpaid interest on the principal amount so repaid, accruing to the date of such redemption.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

12 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
12.7.1 Non-Convertible Debentures issued as part of 2023 Debenture Financing (continued)
The Non-Convertible Debentures contain customary covenants for an instrument of its nature, including covenants relating to compliance with the financial ratios and negative covenants included in the Revolving Credit Agreement (as defined below) (provided (i) that any amendment to the financial ratios to which the lenders under the Revolving Credit Agreement consent will automatically be incorporated in the Non-Convertible Debentures, and (ii) that a default shall only occur under the Non-Convertible Debentures if a financial ratio default occurs and is continuing on the date that is fifteen business days following the delivery of the Company’s consolidated financial statements evidencing such event of default, and only if the lenders under the Revolving Credit Agreement have not waived or tolerated such event of default before the expiry of this fifteen business day period), in addition to certain covenants relating to maintaining the current headquarters, employees and facilities of the Company in the province of Québec.
The Non-Convertible Debentures contain customary events of default for an instrument of its nature, including, among other things, (i) the occurrence of an event of default under the Revolving Credit Agreement if such default results in the acceleration of the payments owed thereunder and (ii) the occurrence of an event of default under any other debt instrument of the Company with a principal amount exceeding US$15,000,000 if such default permits the acceleration of the payment of such debt. The Non-Convertible Debentures constitute senior secured obligations of the Company and will be secured by a hypothec and other liens on substantially all of the Company’s and certain of its subsidiaries’ movable/personal property as well as on the immovable/real rights related to the Company’s Innovation Center facility located in Mirabel, Québec and guaranteed by such subsidiaries.
The Non-Convertible Debentures were recorded at the estimated fair value of $42,237,853 using an effective interest rate of 22.54% per annum at the time of issuance, representing proceeds received from the issuance of the Non-Convertible Debenture of $44,148,002, less an amount of $1,910,149 incurred as a direct cost in the closing of the financing.
The Group has recognized the following related to the Non-Convertible debenture:

December 31, 2023
$
Beginning balance at July 19, 2023	42,237,853
Accretion expense	2,346,874
Foreign currency translation adjustment	(52,515)
Balance at December 31, 2023	44,532,212

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

12 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
12.7.2 Convertible Debentures issued as part of 2023 Debenture Financing
The Convertible Debentures, with a principal amount of $74,005,000 bear interest at the rate of 13% per annum, compounded monthly on the last day of each month. Prior to any accrual date, the Company has the right, at its discretion, to make an election to pay interest accrued on the principal for the applicable month in cash (in which case any interest so paid shall not be compounded).The Convertible Debentures will mature on July 19, 2028. The Convertible Debentures contain customary covenants and events of default for an instrument of its nature, including covenants relating to compliance with the financial ratios and negative covenants included in the Revolving Credit Agreement (as defined below) (provided (i) that any amendment to the financial ratios to which the lenders under the Revolving Credit Agreement consent will automatically be incorporated in the Convertible Debentures, and (ii) that a default shall only occur under the Convertible Debentures if a financial ratio default occurs and is continuing on the date that is fifteen business days following the delivery of the Company’s consolidated financial statements evidencing such event of default, and only if the lenders under the Revolving Credit Agreement have not waived or tolerated such event of default before the expiry of this fifteen business day period).
The Convertible Debentures also include certain covenants relating to maintaining the current headquarters, employees and facilities of the Company in the province of Québec and certain covenants limiting the incurrence of capital expenditures over the term of the Convertible Debentures, including limits on capital expenditures towards increasing production capacity at the Company’s manufacturing facilities beyond certain capacity as well as limits on the incurrence of maintenance and other capital expenditures.
The Convertible Debentures contain customary events of default for an instrument of its nature, including, among other things, the occurrence of an event of default under any other debt of the Company with a principal amount exceeding US$15,000,000 if such default results in the acceleration of the amounts owed thereunder.
Upon the occurrence of an event of default under the Convertible Debentures or, if later, at the expiry of any agreed-upon period for curing an event of default, as the case may be, holders of Convertible Debentures will have the right, upon giving written notice to the Company, to (i) require the Company to redeem all of their Convertible Debentures, or (ii) require that the principal amount of the Convertible Debentures, plus any accrued, compounded and unpaid interest, be converted into Common Shares, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole” adjustment as set forth below.
In connection with the Financing, the Company issued 258,155 Common Shares in the aggregate (the “Closing Fee Shares”) to the holders of Convertible Debentures, representing 0.75% of the principal amount of Convertible Debentures, based on the 5-day volume weighted average price (“VWAP”) of the Common Shares on the NYSE on July 14, 2023.
Pursuant to applicable Canadian securities laws, the Convertible Debentures (and any Common Shares issuable upon conversion) and the Closing Fee Shares are subject to a hold period expiring on November 20, 2023.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

12 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
12.7.2 Convertible Debentures issued as part of 2023 Debenture Financing (continued)
The Convertible Debentures were recorded at the estimated fair value of $41,743,240 using an effective interest rate of 21.02% per annum at the time of issuance, representing the proceeds received from the issuance of the Convertible Debenture of $43,662,941, less an amount of $1,919,701 incurred as a direct cost in the closing of the financing.
The Group has recognized the following related to the Convertible debenture:

December 31, 2023
$
Beginning balance at July 19, 2023	41,743,240
Accretion expense	2,913,083
Balance at December 31, 2023	44,656,323
For the years ended December 31, 2023 and 2022, the Company was in compliance with all the covenants and financial ratios included in its long-term debt and other debts above.
13 - CONVERSION OPTIONS ON CONVERTIBLE DEBT INSTRUMENTS
The Convertible Debentures are convertible at the holders’ option into Common Shares at a conversion price of US$2.58 per Common Share (reflecting a 20% premium over the 5-day VWAP for the Common Shares on the New York Stock Exchange (“NYSE”) calculated on July 14, 2023, the last trading day prior to announcement of the 2023 Debenture Financing). The conversion price is subject to customary adjustments, including for share splits or consolidation, share dividends, rights offerings, asset or other distributions and above market repurchases of shares (including above market exchanges or tender offers), in each case in compliance with the rules and requirements of the TSX relating to anti-dilution mechanisms.
Upon the occurrence of a “fundamental change”, including a change of control of the Company or the Company failing to comply with the covenants to maintain the current headquarters, employees and facilities of the Company in the province of Québec, holders of Convertible Debentures will either (i) convert all of their Convertible Debentures, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole” adjustment, or (ii) require the Company to repurchase for cash all of their Convertible Debentures at a repurchase price equal to 150% of the principal amount and the accrued, compounded and unpaid interest. In the event holders of Convertible Debentures elect to convert their Convertible Debentures upon a fundamental change or an event of default, the number of Common Shares issuable upon such conversion will be subject to a grid-based “make-whole” adjustment pursuant to which the conversion rate determining the number of Common Shares issuable will be increased by a number of additional Common Shares (the “Additional Shares”), (i) in the case of a conversion in connection with a fundamental change, based on a reference price on the date on which the fundamental change occurs or becomes effective, or (ii) in the case of a conversion following an event of default, based on a reference price on the date on which the holder exercises its conversion right.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

13 - CONVERSION OPTIONS ON CONVERTIBLE DEBT INSTRUMENTS (CONTINUED)
The fair value of the conversion options on convertible debt instruments was determined using the Black-Scholes or the binomial option pricing model taking into account the following assumptions:

	December 31, 2023	July 19, 2023

Exercise price ($)	2.58	2.58
Share price ($)	1.77	2.12
Volatility (%)	57%	57%
Risk-free interest rate (%)	3.28%	3.76%
Expected warrant life (years)	4.54	5.00
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the conversion options on convertible debt instruments .
The Group has recognized the following conversion options on convertible debt instruments:

December 31, 2023
$
Beginning balance at July 19, 2023	30,342,059
Paid in kind interest	3,551,316
Fair value adjustment	(8,533,552)
Foreign currency translation adjustment	(325,750)
Ending balance	25,034,073
During the year ended December 31, 2023, transaction costs of $1,334,030 were recognized as finance costs in the consolidated statements of earnings (loss) and comprehensive loss.
14 - SHARE WARRANT OBLIGATIONS
14.1 Warrants issued to a customer
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued warrants to purchase common shares of the Company (the “Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on the Group’s products or services.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

14 - SHARE WARRANT OBLIGATIONS (CONTINUED)
14.1 Warrants issued to a customer (continued)
At the election of the Warrantholder, any vested portion of the Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Warrant. The exercise price of the Warrant corresponds to $5.66 per share. The Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of the Company.
There was an initial vesting of a portion of the Warrant which was exercisable for 5,302,511 common shares as at December 31, 2023 and December 31, 2022. The remaining portion of the Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Group products or services.
The Warrant has a term of 8 years. Full vesting of the Warrant requires spending of at least $1.2 billion on Group products or services over the term of the Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of the Group or a termination of the MPA for cause.
The fair value of the Warrant was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	December 31, 2023	December 31, 2022

Exercise price ($)	5.66	5.66
Share price ($)	1.77	2.24
Volatility (%)	57%	43%
Risk-free interest rate (%)	3.30%	3.38%
Expected warrant life (years)	4.50	5.50
The Group has recognized the following contract asset and share warrant obligation:

	December 31, 2023	December 31, 2022
	$	$
Contract asset
Beginning Balance	13,211,006	14,113,415
Foreign currency translation adjustment	317,640	(902,409)
Ending Balance	13,528,646	13,211,006

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

14 - SHARE WARRANT OBLIGATIONS (CONTINUED)
14.1 Warrants issued to a customer (continued)

Share warrant obligation
Beginning Balance	2,172,269	30,871,444
Fair value adjustment	(262,569)	(28,281,579)
Foreign currency translation adjustment	(11,909)	(417,596)
Ending Balance	1,897,791	2,172,269
14.2 Warrants issued as part of the business combination transaction
Upon completion of the business combination transaction on May 6, 2021, each outstanding warrant to purchase shares of Northern Genesis Acquisition Corp. (“NGA”)’s common stock was converted into a warrant to acquire one common share of the Company at a price of $11.50 per share. A total of 27,111,741 NGA warrants were converted into 27,111,741 Business Combination Warrants, 15,972,672 of which are publicly traded and 11,139,069 of which are private. As at December 31, 2023 and December 31, 2022 , there were 27,111,323 Business Combination Warrants outstanding of which 15,972,364 are publicly traded and 11,138,959 are private.
Each Business Combination Warrant entitles the holder to acquire one common share at an exercise price of $11.50 per share until May 6, 2026, subject to adjustment in certain customary events. The public Business Combination Warrants may be redeemed by the Company, in whole at a price of $0.01 per public Business Combination Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Business Combination Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.
The fair value of the public warrants was determined using their market trading price as follows:

	December 31, 2023	December 31, 2022
Warrant price ($)	0.05	0.45
Each private Business Combination Warrant may not be redeemed by the Company so long as they are held by Northern Genesis Sponsor LLC or any of its permitted transferees. Once transferred to any person that is not Northern Genesis Sponsor LLC or any of its permitted transferees, a private Business Combination Warrant becomes treated as a public Business Combination Warrant.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

14 - SHARE WARRANT OBLIGATIONS (CONTINUED)
14.2 Warrants issued as part of the business combination transaction (continued)
The fair value of the private warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	December 31, 2023	December 31, 2022

Exercise price ($)	11.50	11.50
Share price ($)	1.77	2.24
Volatility (%)	53%	50%
Risk-free interest rate (%)	3.81%	3.68%
Expected warrant life (years)	2.33	3.33
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.
The Group has recognized the following warrant obligations:

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at January 1, 2023	7,075,767	914,881	7,990,648
Fair value adjustment	(6,173,511)	(727,873)	(6,901,384)
Foreign currency translation adjustment	3,481	(9,825)	(6,344)
Balance at December 31, 2023	905,737	177,183	1,082,920

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at January 1, 2022	42,961,675	32,392,815	75,354,490
Fair value adjustment	(35,011,131)	(31,200,119)	(66,211,250)
Exercised	(348)	—	(348)
Foreign currency translation adjustment	(874,429)	(277,815)	(1,152,244)
Balance at December 31, 2022	7,075,767	914,881	7,990,648

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

14 - SHARE WARRANT OBLIGATIONS (CONTINUED)
14.3 Warrants issued as part of the December 2022 Offering
On December 16, 2022, the Company closed the "December 2022 Offering", pursuant to which the Company issued of 19,685,040 "2022 Warrants". On January 17, 2023, the Company announced the exercise and closing of the underwriters’ over-allotment option with respect to the offering of units closed in December 2022, pursuant to which the Company issued 2,952,755 2022 Warrants. Each whole 2022 Warrant entitles the holder to purchase one common share for a price of $2.80 per share for a period of five years ending on December 15, 2027, subject to adjustment in certain customary events.
The over-allotment option aggregate gross proceeds of $2,907,226 were allocated to the warrants, representing the fair value of the warrants on the day of issuance. Issuance fees of $247,586 were recognized in administrative expenses in the consolidated statements of earnings (loss) and comprehensive loss and related to legal and other professional costs ($58,916) and net commissions paid to the agents ($188,670). As at December 31, 2023 and December 31, 2022, all warrants are outstanding.
The fair value of the warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	January 17, 2023	December 16, 2022

Exercise price ($)	2.80	2.80
Share price ($)	2.49	2.54
Volatility (%)	45%	44%
Risk-free interest rate (%)	2.95%	3.07%
Expected warrant life (years)	5.00	5.00
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.
The fair value of the 2022 Warrants was determined using their market trading price as follows:

	December 31, 2023	December 31, 2022
Warrant price ($)	0.41	0.70

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

14 - SHARE WARRANT OBLIGATIONS (CONTINUED)
14.3 Warrants issued as part of the December 2022 Offering (continued)
The Group has recognized the following warrant obligation:

	December 31, 2023	December 31, 2022
	$	$
Beginning balance	13,080,646	19,913,196
Additions	2,907,226	—
Fair value adjustment	(7,378,042)	(6,975,357)
Foreign currency translation adjustment	(51,764)	142,807
Ending balance	8,558,066	13,080,646
14.4 July 2023 Warrants issued as part of 2023 Debenture Financing
In connection with the 2023 Debenture Financing, the Company issued Warrants to holders of Non-Convertible Debentures (refer to Note 12.7) entitling them to purchase, at any time after six (6) months following the issuance thereof until July 19, 2028, 22,500,000 Common Shares in the aggregate at an exercise price of C$2.81 per Common Share (representing the 5-day VWAP of the Common Shares on the Toronto Stock Exchange ("TSX") as of July 14, 2023). The exercise price of the Warrants is subject to customary adjustments, including for share splits or consolidation, share dividends, rights offerings, asset or other distributions and above market repurchases of shares (including above market exchanges or tender offers), in each case in compliance with the rules and requirements of the TSX relating to anti-dilution mechanisms.
Upon a change of control of the Company, the Company will have the right to redeem and cancel all of the outstanding Warrants for a cash purchase price based on the remaining term of the Warrants and the value of the consideration offered or payable per Common Share in the transaction constituting the change of control. In addition, upon a change of control of the Company resulting in (or which is reasonably anticipated to result in) the Common Shares ceasing to be listed on a stock exchange, the holders of Warrants may require the Company to redeem and cancel all Warrants at the Redemption Price subject to and on the date such transaction resulting in a change of control is completed. Pursuant to applicable Canadian securities laws, the Warrants (and any Common Shares issuable upon exercise) will be subject to a hold period expiring on November 20, 2023.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

14 - SHARE WARRANT OBLIGATIONS (CONTINUED)
14.4 July 2023 Warrants issued as part of 2023 Debenture Financing (continued)
The fair value of the warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	December 31, 2023	July 19, 2023

Exercise price (C$)	2.81	2.81
Share price (C$)	2.36	2.78
Volatility (%)	57%	57%
Risk-free interest rate (%)	3.28%	3.76%
Expected warrant life (years)	4.54	5.00
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants. The Group has recognized the following warrant obligation:

December 31, 2023
$
Beginning balance at July 19, 2023	24,767,843
Fair value adjustment	(6,421,117)
Foreign currency translation adjustment	(303,300)
Ending balance	18,043,426
During the year ended December 31, 2023, transaction costs of $1,071,629 were recognized as finance costs in the consolidated statements of earnings (loss) and comprehensive loss.
15 - EMPLOYEE BENEFITS EXPENSE
The following table summarizes the employee benefits expense recorded and included in administrative and selling expenses during the year ended December 31, 2023, and 2022:

	2023	2022
	$	$
Wages and salaries	56,381,455	35,576,358
Share-based compensation (Note 16)	5,203,521	12,362,070
	61,584,976	47,938,428
The compensation of key management personnel is further disclosed in Note 22.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

16 - SHARE-BASED COMPENSATION
16.1 Stock options
The Group has a stock option plan (the "Plan") for its key employees, officers and consultants under which it has authorized the grant of options for the purchase of its common shares for a maximum of 10% of outstanding common shares.
The Board of Directors determines the stock option term, which shall be no more than 10 years. Under the terms of the plan, the exercise price of each option cannot be below the fair value of the common shares on the grant date. Unless otherwise determined by the Board of Directors, the options granted under the plan vest within four years, beginning on the first anniversary of the date of granting.
The following table summarizes the outstanding options as at December 31, 2023 and 2022 and changes during the years then ended:

	2023		2022
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		C$		C$
Outstanding, beginning of year	9,547,185	2.11	9,072,149	1.82
Granted	1,921,151	2.78	558,697	6.94
Exercised(a)	—	—	(45,121)	0.93
Forfeited	(708,753)	10.79	(38,540)	6.91
Outstanding, end of year	10,759,583	1.65	9,547,185	2.11
Exercisable, end of year	8,746,808	1.19	7,615,432	1.25
a. Stock options exercised during the year ended December 31, 2022 had a weighted average share price of C$3.42 at the date of exercise.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

16 - SHARE-BASED COMPENSATION (CONTINUED)
16.1 Stock options (continued)
The following table summarizes the information relating to stock options outstanding:

	As at December 31, 2023
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
C$0.93 (issued in 2018)	4,747,277	3.96	4,747,277
C$0.93 (issued in 2019)	3,664,907	5.76	3,664,907
C$6.90 (issued in 2020)	289,023	6.71	216,767
C$15.45 (issued in 2021)	26,389	7.65	13,195
C$23.02 (issued in 2021)	10,013	7.49	5,007
C$13.29 (issued in 2021)	14,600	7.94	7,300
C$6.92 (issued in 2022)	304,335	8.36	76,084
C$7.05 (issued in 2022)	65,083	8.38	16,271
C$2.75 (issued in 2023)	1,260,598	9.22	—
C$2.89 (issued in 2023)	377,358	9.70	—
	10,759,583		8,746,808

	As at December 31, 2022
	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
C$0.93 (issued in 2018)	4,747,277	4.96	4,747,277
C$0.93 (issued in 2019)	3,664,907	6.76	2,649,930
C$6.90 (issued in 2020)	289,023	7.71	144,512
C$15.45 (issued in 2021)	26,389	8.65	6,597
C$23.02 (issued in 2021)	253,865	8.49	63,466
C$13.29 (issued in 2021)	14,600	8.94	3,650
C$6.92 (issued in 2022)	486,041	9.36	—
C$7.05 (issued in 2022)	65,083	9.38	—
	9,547,185		7,615,432

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

16 - SHARE-BASED COMPENSATION (CONTINUED)
16.1 Stock options (continued)
For share options granted during the year ended December 31, 2023, the weighted average fair value of those options at the measurement date is $1,755,912 (December 31, 2022: $1,428,004). Stock options granted during the year ended December 31, 2023 had a weighted average fair value price of $0.91 at the date of the grant.
The following table summarizes the weighted average values for the assumptions used in the Black-Scholes option pricing model for the stock option grants during the years ended December 31, 2023 and 2022:

	2023	2022
Expected dividends per share (C$)	—	—
Exercise price (C$)	2.78	6.94
Share price (C$)	2.78	6.94
Expected Volatility (%)	40%	40%
Risk-free interest rate (%)	3.19%	2.78%
Expected option life (years)	6.25	7.50
Compensation expense related to the share-based compensation was recognized in the consolidated statements of earnings (loss) and comprehensive loss as follows:

	2023	2022
	$	$
Administrative expenses	3,414,925	8,296,836
Selling expenses	240,720	2,765,645
	3,655,645	11,062,481
The expected volatility was determined by reference to historical data of comparable companies share prices over the expected life of the stock options.
16.2 Restricted share units
In June 2021, the Company approved a restricted share unit (“RSU”) plan for officers and other key employees of the Group. A RSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company. All RSUs vest within a maximum three-year vesting period and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares issued from treasury or purchased on the open market, at the Company’s option. RSUs are expected to be settled in common shares purchased on the open market.
Compensation cost for RSUs is measured at the fair value of the underlying common share at the grant date and is expensed over the award’s vesting period.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

16 - SHARE-BASED COMPENSATION (CONTINUED)
16.2 Restricted share units (continued)

	2023		2022
	Number of restricted share units	Weighted average exercise price	Number of restricted share units	Weighted average exercise price
		C$		C$
Outstanding, beginning of year	297,658	8.35	36,247	18.59
Granted	811,458	2.75	276,584	6.93
Forfeited	(211,876)	5.39	(15,173)	6.92
Outstanding, end of year	897,240	3.99	297,658	8.35
Vested, end of year	—	—	—	—

All RSUs have an average remaining contractual life of approximately 1.8 years as at December 31, 2023 (December 31, 2022 : 1.9 years).
Compensation expense related to the RSUs was recognized in the consolidated statements of earnings (loss) and comprehensive loss as follows:

	2023	2022
	$	$
Administrative expenses	680,938	399,812
Selling expenses	(49,443)	123,063
	631,495	522,875
The corresponding increase is recorded in contributed surplus. When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital. The Group elects to account for forfeitures as they occur and reverse compensation costs previously recognized in the period the award is forfeited.
16.3 Deferred share units
In June 2021, the Company approved a deferred share unit (“DSU”) plan for officers and other key employees of the Group. A DSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company. All DSUs vest on the date of the grant, except otherwise determined by the Board of Directors, and they can be settled in cash based on the Company’s share price on the vesting date, through the delivery of common shares issued from treasury or purchased on the open market, at the Company’s option or a combination of both.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

16 - SHARE-BASED COMPENSATION (CONTINUED)
16.3 Deferred share units (continued)
Compensation cost for DSUs is measured at the fair value of the underlying common share at the grant date and is expensed over the award’s vesting period.

	2023		2022
	Number of deferred share units	Weighted average exercise price	Number of deferred share units	Weighted average exercise price
		C$		C$
Outstanding, beginning of year	301,091	4.23	18,755	14.07
Granted	478,884	2.58	284,362	3.65
Settled	—	—	(2,026)	14.07
Outstanding, end of year	779,975	3.21	301,091	4.23
Vested, end of year	779,975	3.21	301,091	4.23
Compensation expense related to the DSUs was recognized in administrative expenses in the statements of consolidated earnings (loss) and comprehensive loss as follows with a corresponding increase in contributed surplus:

	2023	2022
	$	$
Administrative expenses	916,381	776,714
When the underlying shares are issued, the amounts previously credited to contributed surplus are transferred to share capital.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

17 - RESTRUCTURING COSTS
In November 2023, the Company announced a restructuring consisting of a workforce reduction aimed at rationalizing the Company’s cost structure and improving its ability to reach its profitability objectives. The restructuring is completed as at December 31, 2023.

During the year ended December 31, 2023, the Company incurred $1,426,487 of expenses in connection with the restructuring, related to employee transition, severance payments and employee benefits:

The following table summarizes the activities related to the restructuring for the year ended December 31, 2023:

2023
$
Expenses	1,426,487
Payments	(714,865)
Liability as of December 31, 2023	711,622

The liability as of December 31, 2023 for restructuring costs is included in trade and other payables on the consolidated statements of financial position, as it is expected to be paid within 12 months.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

18 - FINANCE COSTS
Finance costs for the reporting years consist of the following:

	2023	2022
	$	$
Interest on long-term debt and other debts[a]	7,097,927	280,491
Interest on lease liabilities[a]	2,141,641	284,631
Accretion expense	5,663,365	—
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	—	82,850
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights[b]	—	(2,130,583)
Financing cost	3,752,505	2,489,123
Other	(762,994)	(51,090)
	17,892,444	955,422

a.Net of capitalized borrowing costs of $6,535,601 (Notes 6 and 8) for the year ended December 31, 2023 (December 31, 2022: $5,093,206), $4,021,208 included in interest on long-term debt and other debts and $2,514,393 in interest on lease liability, respectively (December 31, 2022: $2,214,906 included in interest on long-term debt and other debts,$2,878,300 in interest on lease liability, respectively). The weighted average interest rate used to capitalize the borrowing costs is 7.35% in 2023 (2022: 5.68%).
b.On May 7, 2022, the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States matured and the related financial liability was derecognized. The carrying amount of $2,130,583 was recognized as a gain under finance costs in the consolidated statements of earnings (loss) and comprehensive loss.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

19 - INCOME TAXES
The reconciliation of the effective tax rate is as follows:

	2023	2022
	$	$
Net earnings (loss) before income taxes	(103,766,137)	17,775,766
Combined statutory income tax rate in Canada	26.50%	26.50%
Expected income tax expense (recovery)	(27,498,026)	4,710,578

Non-deductible share-based employee remuneration	1,386,071	3,275,949
Change in fair value of share warrant obligations	(7,097,660)	(26,889,069)
Non-deductible accretion expense	1,525,199	16,529
Change in unrecognized deferred tax assets	31,505,502	18,596,751
Impact of US tax rate applicable to the subsidiary	173,834	173,323
Non-deductible expenses	62,703	114,518
Other	(57,623)	1,421
	—	—

The components of the deferred income tax assets and (liabilities) are as follows:

	December 31, 2023	December 31, 2022
	$	$
Property, plant and equipment	2,138,000	(16,438,000)
Right-of-use assets	(24,258,000)	(16,202,000)
Intangible assets	(46,162,000)	(37,151,000)
Lease liabilities	23,681,000	16,051,000
Non-capital losses carry-forward	36,632,000	50,100,000
Deferred financing cost	(203,000)	(282,000)
Financing fees and other	8,172,000	3,922,000
	—	—

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

19 - INCOME TAXES (CONTINUED)
The Group has accumulated unrecognized deductible temporary differences, unused tax losses and unused research and development expenditures as follows:

	December 31, 2023	December 31, 2022
	$	$
Deductible temporary differences	5,486,000	6,059,000
Non-capital losses carry-forward	152,505,000	73,623,000
Research and development expenditures carry-forward	104,680,000	65,710,000
	262,671,000	145,392,000
The Group has accumulated unrecognized unused tax credits as follows:

	December 31, 2023	December 31, 2022
	$	$
Canadian Federal investment tax credits	16,000,000	10,307,000
Québec investment and innovation tax credit	437,000	64,000
	16,437,000	10,371,000

As at December 31, 2023, the Group has unused research and development expenditures of $104,680,000 (December 31, 2022: $65,710,000) and non-capital losses carry-forward of $152,505,000 (December 31, 2022: $73,623,000) for which deferred tax assets have not been recognized. Of these amounts, $104,680,000 (December 31, 2022: $65,710,000) of research and development expenditures as well as $111,132,000 (December 31, 2022: $47,545,000) of non-capital losses carried forward are for the Group’s Canadian subsidiaries, and $41,373,000 (December 31, 2022: $26,077,000) of tax losses are for its subsidiaries in the United States. Research and development expenditures can be carried forward indefinitely, and the Group’s non-capital loss carry-forwards for its Canadian subsidiaries expire between 2032 and 2043. The Group’s tax loss carry-forwards for its subsidiaries in the United States can be carried forward indefinitely.
In addition, the Group has access to federal non-refundable investment tax credits for which the benefits have not been recognized in the amount of $16,000,000 (December 31, 2022: $10,307,000) expiring between 2036 and 2043.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

20 - EARNINGS PER SHARE

	2023	2022
	$	$
Net earnings (loss)	(103,766,137)	17,775,766
Basic weighted average number of common shares outstanding	224,311,227	193,113,983
Basic earnings (loss) per share	(0.46)	0.09

Basic weighted average number of common shares outstanding	224,311,227	193,113,983
Plus dilutive impact of stock options, RSUs, DSUs, and warrants	—	7,477,680
Diluted weighted average number of common shares outstanding	224,311,227	200,591,663
Diluted earnings (loss) per share	(0.46)	0.09
Excluded from the above calculations for the years ended December 31, 2023 and 2022 are all outstanding stock options, share warrant obligations, convertible debentures, RSUs, and DSUs, which are deemed to be anti-dilutive.
21 - SUPPLEMENTAL CASH FLOW DISCLOSURE
The depreciation and amortization is detailed as follows:

	2023	2022
	$	$
Depreciation – property, plant and equipment	10,820,442	5,038,092
Depreciation – right-of-use assets	8,037,341	3,454,353
Amortization – intangible assets	7,216,789	3,000,028
	26,074,572	11,492,473
See Note 7 for additional information related to the depreciation of right-of-use assets.
The net change in non-cash working capital is detailed as follows:

	2023	2022
	$	$
Inventories	(90,063,714)	(61,739,634)
Accounts receivable	(13,351,335)	(24,369,277)
Prepaid expenses	3,818,496	(940,816)
Trade and other payables (1)	24,056,908	27,926,974
Deferred revenue and other deferred liabilities	17,564,993	155,253
	(57,974,652)	(58,967,500)

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

21 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)
(1)The net change in trade and other payables excludes trade and other payables as at December 31, 2023 related to the following non-cash working capital items: $634,331 related to the additions of intangible assets and $11,750,398 related to the acquisition of property, plant and equipment and includes trade and other payables as at December 31, 2022 related to the additions of intangible assets of $4,757,926 and related to the acquisition of property, plant and equipment of $16,229,912.
There were $554,310 outstanding payables related to the additions of intangible assets and $8,797,575 related to the acquisition of property, plant and equipment as at December 31, 2021.

The changes in the Group’s liabilities arising from financing activities can be classified as follows:

	Share warrant obligations	Conversion options on convertible debt instruments	Long-term debt and other debts	Lease liabilities	Total
Balance at January 1, 2023	23,243,563	—	110,673,348	63,520,215	197,437,126
Cash flows :
Repayment	—	—	(148,305,458)	(6,512,231)	(154,817,689)
Proceeds	27,675,069	30,342,059	259,498,434	—	317,515,562
Finance costs attributable to 2023 Debenture financing	—	—	(3,829,850)	—	(3,829,850)
Non-cash :
Accretion expense	—	—	5,663,365	—	5,663,365
Non-monetary additions (net of modification)	—	—	—	34,117,202	34,117,202
Change in fair value of share warrant obligations	(20,963,112)	—	—	—	(20,963,112)
Change in fair value of conversion options on convertible debt instruments and interest paid in kind	—	(4,982,236)	—	—	(4,982,236)
Unrealized foreign exchange gain	—	—	(2,568,295)	—	(2,568,295)
Foreign currency translation adjustment	(373,317)	(325,750)	3,810,821	831,400	3,943,154
Balance at December 31, 2023	29,582,203	25,034,073	224,942,365	91,956,586	371,515,227

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

21 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)

	Share warrant obligations	Long-term debt and other debts	Lease liabilities	Total
Balance at January 1, 2022	106,225,934	13,077,670	62,209,317	181,512,921
Cash flows :
Repayment	—	(10,348,894)	(4,977,183)	(15,326,077)
Proceeds	19,913,196	111,576,513	—	131,489,709
Non-cash :
Accretion expense	—	82,850	—	82,850
Non-monetary additions (net of modification)	—	—	6,961,794	6,961,794
Gain on derecognition of dealership rights	—	(2,130,583)	—	(2,130,583)
Change in fair value of share warrant obligations	(101,468,186)	—	—	(101,468,186)
Contributed surplus	(3,798)	—	—	(3,798)
Unrealized foreign exchange loss	—	516,401	—	516,401
Foreign currency translation adjustment	(1,423,583)	(2,100,609)	(673,713)	(4,197,905)
Balance at December 31, 2022	23,243,563	110,673,348	63,520,215	197,437,126
22- RELATED PARTY TRANSACTIONS
Transactions with key management personnel
Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. Key management personnel remuneration includes the following expenses:

	2023	2022
	$	$
Salaries including bonuses	3,633,112	3,368,388
Share-based payments	3,737,017	8,878,755
Total remuneration	7,370,129	12,247,143

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

23 - SHARE CAPITAL
23.1 Authorized
The authorized share capital is as follows:
–Unlimited number of common shares, bearing one voting right per share, participating, without par value.
–Unlimited number of preferred shares, issuable in one or more series.
23.2 Issued
All issued and outstanding common shares are fully paid.
23.3 ATM Program
On June 17, 2022, the Company established an "at-the-market" equity program (the "ATM Program") that allowed the Company to issue and sell, from time to time through a syndicate of agents, newly issued common shares of the Company, for an aggregate offering amount of up to $125,000,000 (or the Canadian dollar equivalent). On July 19, 2023, the Company terminated its ATM Program which was set to expire in July 2024.
During the year ended December 31, 2023, the Company issued 4,894,060 common shares pursuant to the ATM Program (December 31, 2022: $8,346,789) at an average price of $1.93 per share (December 31, 2022: $3.74) for aggregate gross proceeds of $9,430,894, and for aggregate net proceeds of $8,580,405 after the deduction of equity issuance fees of $850,489 (December 31, 2022: net proceeds of $29,351,308). Equity issuance fees for the year ended December 31, 2023 were mainly related to net commissions paid ($141,462) to the agents under the ATM Program and legal fees ($709,027).
23.4 December 2022 Offering
On January 17, 2023, the Company closed the over-allotment option with respect to the December 2022 Offering in full, to purchase an additional 2,952,755 Units at a price of $2.54 per unit with respect to the December 2022 Units Offering. This resulted in aggregate gross proceeds to the Group of $7,499,998, and for aggregate net proceeds of $6,835,476 after the deduction of underwriting commission and offering costs of $664,522.
Each Unit consisted of one common share in the capital of the Company and one common share purchase warrant. The allocation of the proceeds between the warrants and the common shares at the issuance date was based on allocating the fair value of the warrants based on the Black-Scholes option pricing model (refer to Note 14.3), with the residual value allocated to the common shares.
Pursuant to the December 2022 Offering over-allotment, the Company issued 2,952,755 common shares of which gross proceeds of $4,592,772 were allocated to the shares, and for net proceeds of $4,175,836 after the deduction of equity issuance fees of $416,936. Equity issuance fees were mainly related to legal costs ($114,294) and net commissions paid to the agents ($302,642).

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

24 - ENTITY-WIDE DISCLOSURES
The Group has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
The Group’s revenue from external customers is divided into the following geographical areas:

	2023	2022
Revenue from external customers	$	$
Canada	165,650,421	121,086,499
United States	87,845,180	18,827,971
	253,495,601	139,914,470
During the year ended December 31, 2023, there was no reliance on a single customer representing more than 10% of revenue (December 31, 2022: 35% of the Group’s revenue depended on one customer).
The Group’s non-current assets are allocated to geographic areas as follows:

	December 31, 2023
	Canada	United States	Total
	$	$	$
Other non-current assets	6,812,370	182,445	6,994,815
Property, plant and equipment	94,684,032	103,852,651	198,536,683
Right-of-use assets	35,469,879	54,193,260	89,663,139
Intangible assets	167,106,057	8,597,200	175,703,257
Contract asset	13,528,646	—	13,528,646
	317,600,984	166,825,556	484,426,540

	December 31, 2022
	Canada	United States	Total
	$	$	$
Other non-current assets	708,440	364,786	1,073,226
Property, plant and equipment	81,602,840	79,153,488	160,756,328
Right-of-use assets	10,836,851	49,671,503	60,508,354
Intangible assets	144,213,010	7,151,013	151,364,023
Contract asset	13,211,006	—	13,211,006
	250,572,147	136,340,790	386,912,937
Geographical areas are determined according to where the sales take place and according to the location of the long-term assets.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

25 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT
25.1 Financial risk management objectives and policies
Based on the Group’s activities and as a result of holding financial instruments, the group is exposed to various financial risks. The main types of risks are market risk, credit risk and liquidity risk.
The Group’s financial assets and liabilities by category are summarized in Note 9.
The Group’s risk management is coordinated at its headquarters, in close cooperation with the Board of Directors, and focuses on actively securing the Group’s short to medium-term cash flows by minimizing the exposure to financial markets.
The Group does not actively engage in the trading of financial assets for speculative purposes nor does it write options. The most significant financial risks to which the Group is exposed are described below.
25.2 Market risk
The Group’s financial instruments expose it to market risks, in particular, currency risk and interest rate risk, resulting from its operating, investing and financing activities:
Foreign currency
In 2023 and 2022, the majority of the Group’s transactions are in Canadian dollars in its Canadian entities and in US dollars in its US entities. Currency risk results from the Group’s sales denominated in foreign currency which are primarily in US dollars and purchases which are in US dollars, Euro and British pound for the Canadian entities and purchases made in Canadian dollars or Euros for the US entities.
The Group is exposed to currency risk due to cash, trade and other receivables, trade and other payables and long-term debt and other debts denominated in foreign currencies.
Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management, in US dollars:

	December 31, 2023		December 31, 2022
	Assets	Liabilities	Assets	Liabilities
	$	$	$	$
Cash	2,334,652	—	34,192,889	—
Trade and other payables	—	3,074,771	—	6,094,084
Long-term debt and other debts	—	119,019,843	—	35,000,000
	2,334,652	122,094,614	34,192,889	41,094,084

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

25 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
25.2 Market risk (continued)
Foreign currency (continued)
The impact on comprehensive loss and shareholders’ equity of a 10% increase or decrease in foreign currencies on the Group’s financial instruments based on balances at December 31, 2023 would be approximately $11,735,536 ($718,280 as at December 31, 2022).
Interest rate sensitivity
The Group is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates. Some long-term debts and other debts bear interest at a fixed rate and the Group is, therefore, exposed to the risk of changes in fair value resulting from interest rate fluctuations.
Some long-term debts and other debts bear interest at variable rates and the Group is, therefore, exposed to the cash flow risks resulting from interest rate fluctuations. The Group analyzes its cash flow exposure and interest fluctuations on an ongoing basis.
Based on balances as at December 31, 2023, sensitivity to a plus or minus 1% change in interest rates would affect the profit or loss and equity by $2,250,000 (approximately $1,107,000 as at December 31, 2022).
25.3 Credit risk analysis
Credit risk is the risk that a counterparty fails to discharge an obligation to the Group. The Group is exposed to this risk for various financial instruments, for example by granting receivables to customers. The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized on the consolidated statements of financial position.
The Group continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on customers and other counterparties are obtained and used. The Group’s policy is to deal only with creditworthy counterparties.
The Group’s management considers that all the financial assets that are not impaired or past due for each of the reporting dates presented are of good credit quality. The Group has never experienced any significant credit losses. Consequently, credit risk is not considered material. The Group considers the credit risk not material considering the current and forwarding looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding and that the Group has never experienced any significant credit losses.

25.4 Liquidity risk analysis
In the normal course of business, the Group enters into contractual obligations that will require the Group to disburse cash over future periods. Liquidity risk is that the Group might be unable to meet its contractual obligations.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

25 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
25.4 Liquidity risk analysis (continued)
The Group’s liquidity and operating results may be adversely affected if the Group’s access to the equity market is hindered, whether as a result of a downturn in the economic conditions generally or related to matters specific to the Group. Over the years, the Group generated cash flows from its financing activities and from its sales. The Group mitigates liquidity risk through the implementation of its capital management policy by managing its capital expenditures, forecast, budget and operational cash flows, and by maintaining adequate lines of credit, if needed.
All commitments have been reflected in the Group’s consolidated statements of financial position except for purchase obligations, which are included in the table of contractual obligations below.
The following tables set forth the maturity of the Group’s contractual obligations (including interest payments where applicable) as at December 31, 2023 and as at December 31, 2022:

	December 31, 2023
	Carrying amount		Undiscounted contractual cash flows	Less than 1 year		Between 1 and 3 years		Between 4 and 5 years		More than 5 years
	$		$	$		$		$		$
Trade and other payables	71,856,894		71,856,894	71,856,894		—		—		—
Long-term debt and other debts	224,942,365		322,891,324	37,571,684		85,120,218		154,644,192		45,555,230
Purchase and other obligations	—	—	72,781,793	58,681,793	—	14,100,000	—	—	—	—
Lease obligations	91,956,586		133,666,965	12,902,616		23,300,865		25,084,501		72,378,983
Total contractual obligations	388,755,845		601,196,976	181,012,987		122,521,083		179,728,693		117,934,213

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

25 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
25.4 Liquidity risk analysis (continued)

	December 31, 2022
	Carrying amount		Undiscounted contractual cash flows	Less than 1 year		Between 1 and 3 years		Between 4 and 5 years		More than 5 years
	$		$	$		$		$		$
Trade and other payables	62,383,813		62,383,813	62,383,813		—		—		—
Long-term debt and other debts	110,673,348		118,341,134	2,450,141		96,150,078		—		19,740,915
Purchase and other obligations	—	—	149,591,363	70,523,901	—	75,154,748	—	3,439,748	—	472,966
Lease obligations	63,520,215		89,985,860	8,320,131		15,454,284		16,693,337		49,518,108
Total contractual obligations	236,577,376		420,302,170	143,677,986		186,759,110		20,133,085		69,731,989

25.5 Capital management
The Group’s capital management objectives are to:
•Ensure the Group’s ability to continue as a going concern;
•Provide an adequate return to shareholders;
~~•~~Maintain an optimal capital structure which allows financing options to the Group to complete its projects.
The Group’s capital comprises total shareholders’ equity, cash/bank overdraft, credit facilities, long-term debt, convertible debt instruments and common shares retractable, as presented on the face of the consolidated statements of financial position.
As part of the management of its capital structure, the Group factors in the economic value of the stock option, restricted share units and deferred share units (Note 16).
The Group sets the amount of capital in proportion to its overall financing structure, i.e. equity and financial liabilities. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may issue new shares or debt, repurchase shares or sell assets to reduce debt.
The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Group’s management team to sustain the future development of the business.

The Lion Electric Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In US dollars, except number of shares)

25 - FINANCIAL INSTRUMENT RISK AND CAPITAL MANAGEMENT (CONTINUED)
25.5 Capital management (continued)
The amounts managed as capital by the Group for the reporting years under review are summarized as follows:

	December 31, 2023	December 31, 2022
	$	$
Long-term debt and other debts	224,942,365	110,673,348
Less: Cash	29,892,966	88,266,985
Total net indebtedness	195,049,399	22,406,363

Shareholders’ equity	358,913,991	437,116,773
Warrants issued as part of the business combination transaction, December 2022 Offering and 2023 Debenture Financing	27,684,412	21,071,294
Total net indebtedness	195,049,399	22,406,363
Total capitalization	581,647,802	480,594,430

Total net indebtedness to total capitalization ratio	34%	5%
As at December 31, 2023, the Company was in compliance with all of its obligations under the terms of its banking agreements (Note 12). Management reviews its capital management approach on an ongoing basis and believes that this approach is appropriate given the relative size of the Group. There were no changes in the Company’s approach to capital management during the years ended December 31, 2023 and 2022.